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Davis Polk

Annette L. Nazareth

Davis Polk & Wardwell LLP
901 15th Street, NW
Washington, DC 20005
202 962 7075 tel
202 962 7086 fax
annette.nazareth@davispolk.com

January 6, 2020

VIA MAIL AND EMAIL

Ms. Jeanette Marshall
U.S. Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549

Re: Long-Term Stock Exchange, Inc. – Amendment No. 5 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Dear Ms. Marshall:

On behalf of Long-Term Stock Exchange, Inc. ("LTSE"), enclosed please find an original and two copies of Amendment No. 5 to LTSE's Form 1 Application.

Please note that this Amendment reflects the updates to the Form 1 Exhibits listed below. We understand that any exhibit or addendum not listed below has not changed since LTSE's initial filing on November 9, 2018, as amended by Amendment No. 1 filed on February 26, 2019, Amendment No. 2 filed on April 3, 2019, Amendment No. 3 filed on September 6, 2019 and Amendment No. 4 filed on November 7, 2019.

Exhibit F – Addendum F-1	LTSE Member Application
Exhibit F – Addendum F-2	LTSE Sponsored Access Application and Forms
Exhibit F – Addendum F-3	LTSE Service Bureau Application
Exhibit F – Addendum F-4	LTSE Service Bureau Authorization Form

Exhibit F – Addendum F-5	LTSE Service Bureau Agreement
Exhibit F – Addendum F-6	LTSE User Agreement
Exhibit F – Addendum F-7	LTSE User Agreement Addendum to Permit Volume Attribution
Exhibit F – Addendum F-9	LTSE Connectivity Agreement and Forms
Exhibit F – Addendum F-10	LTSE Data Subscriber Agreement
Exhibit F – Addendum F-11	LTSE Data Agreement and Forms
Exhibit F – Addendum F-12	Market Maker Application

Please feel free to contact me at 202-962-7075. Thank you.

Regards,

Annette L. Nazareth /M.S.

Annette L. Nazareth

Enclosures
cc: Mr. Howard Steinberg, Long-Term Stock Exchange, Inc.

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 01/06/20	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applica would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Long-Term Stock Exchange, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Greenwich St, STE 1103, New York, NY 10006
3. Provide the applicant's mailing address (if different):

SEC Mail Processing Section JAN 07 2020 Washington DC 416

20004803

4. Provide the applicant's business telephone and facsimile number:
   646-956-5874 (Telephone) N/A (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Howard Steinberg (Name) General Counsel and Secretary (Title) 212-480-5980 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Annette L. Nazareth, Davis Polk & Wardwell LLP
   901 15th St., N.W.
   Washington, D.C. 20005
7. Provide the date applicant's fiscal year ends: 12/31
8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 07/26/17 (b) State/Country of formation: DE / USA

   (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 01/06/2020 (MM/DD/YY) Long-Term Stock Exchange, Inc. (Name of applicant)

By: [signature] (Signature) Howard Steinberg, General Counsel and Secretary (Printed Name and Title)

Subscribed and sworn before me this 7th day of January (Month), 2020 (Year) by [signature] (Notary Public)

My Commission expires 11/16/2021 County of New York State of New York

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

NOTARY PUBLIC, State of New York No. 01DO4767052 Qualified in Kings County Certificate Filed in New York County Commission Expires 11/16/2021

Form 1

OMB APPROVAL	
OMB Number:	3235-0017
Expires:	June 30, 2019
Estimated average burden hours per response. 30.00	

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

FORM 1 INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 ("Exchange Act").

2. **UPDATING** - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.

3. **CONTACT EMPLOYEE** - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant's organization.

4. **FORMAT**
   - Attach an Execution Page (Page 1) with original manual signatures.
   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.

5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.

6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.

8. **WHERE TO FILE AND NUMBER OF COPIES** - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.

9. **PAPERWORK REDUCTION ACT DISCLOSURE**
   - Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission ("SEC" or "Commission") with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

   - An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. *See* 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

   - Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

   - Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

   - It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

   - It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a-2.

   - No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

   - This collection of information has been reviewed by the Office of Management and Budget ("OMB") in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

B. EXPLANATION OF TERMS

APPLICANT - The entity or organization filing an application for registration or an exemption for registration, or amending any such application on this Form 1.

AFFILIATE - Any person that, directly or indirectly, controls, is under common control with, or is controlled by, the national securities exchange or exchange exempt from registration based on the limited volume of transactions effected on such exchange, including any employees.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract, or otherwise. Any person that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of voting securities or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that entity.

DIRECT OWNERS - Any person that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the applicant. For purposes of this Form 1, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

MEMBER - Shall have the same meaning as under Exchange Act Section 3(a)(3).

NATIONAL SECURITIES EXCHANGE - Shall mean any exchange registered pursuant to Section 6 of the Exchange Act.

PERSON ASSOCIATED WITH A MEMBER - Shall have the same meaning as under Section 3(a)(21) of the Exchange Act.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

EXHIBITS

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.
2. Procedures governing entry and display of quotations and orders in the System.
3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.
4. Proposed fees.
5. Procedures for ensuring compliance with System usage guidelines.
6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.
7. Attach a copy of the users' manual.
8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.
2. Application for approval as a person associated with a member , participant, or subscriber of the entity.
3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positionsduring the previous year, indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

Exhibit K This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;
2. Date of election to membership or acceptance as a participant, subscriber or other user;
3. Principal business address and telephone number;
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);
5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the ' number of members, participants, subscribers, or other users in each; and
6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;
2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;
3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and
4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Addendum F-1

LTSE Member Application

LTSE MEMBER APPLICATION

An applicant broker-dealer ("Applicant") applying to become a member of Long-Term Stock Exchange, Inc. ("LTSE" or the "Exchange"), must complete this Member Application (the "Application"). To become a member of the Exchange, Applicant must execute and deliver all applicable materials listed on the Application Checklist below via email to membership@longtermstockexchange.com.

All application materials (collectively, the "Application") sent to the Exchange will be reviewed for completeness. Applicant is required to notify LTSE of any information/documentation submitted as part of this Application that becomes inaccurate or incomplete following submission. All Applications are deemed confidential by LTSE and are handled in a secure environment. Applications may, however, be shared with other self-regulatory organizations (e.g., Financial Industry Regulatory Authority, Inc. ("FINRA")) or law enforcement officials, as necessary, to evaluate and process the Application.

Under LTSE Rule 2.170(b) an Applicant that is a FINRA member has the option to waive-in to become a member and to register with the Exchange all persons associated with the Applicant whose registrations with the Applicant are approved with FINRA in categories recognized by the Exchange's rules. For purposes of this provision, the term "waive-in" means that the Exchange will rely substantially upon FINRA's determination to approve the Applicant for FINRA membership when the Exchange evaluates the applicant for Exchange membership. Applicants that are eligible for and wish to apply for waive-in membership must, in addition to providing all other applicable materials, provide the selected documents as listed under "Supporting Documents Provided by Waive-In Applicants" and sign the waive-in attestation.

The Exchange may request that Applicants submit documentation in addition to what is listed in the Application Checklist during the Application review process, pursuant to Exchange Rule 2.170. If you have questions on completing the Application Checklist, you may direct them to membership@longtermstockexchange.com or (646) 956-5873. In addition, please refer to the Exchange's website at https://longtermstockexchange.com/ for additional information regarding the process.

APPLICATION CHECKLIST

Member Application
☐ Membership Application, including Statutory Disqualification Notice
Member Agreements
☐ Clearing Letter of Guarantee (if applicant is not self-clearing) ☐ User Agreement
User Agreement Addendum to Permit Volume Attribution (if advertising aggregate volume)
☐ User Agreement Addendum to Permit Volume Attribution
Supporting Documents Provided by Waive-In Applicants
◻ Most recent Financial and Operational Combined Uniform Single ("FOCUS") Report ◻ List of all traders, including name and CRD#, that Applicant will be registering with the Exchange ("Authorized Traders")
Supporting Documents Provided by All Other Applicants (i.e., Non-Waive-In Applicants)
☐ Most recent ***signed*** Form BD, including schedules and disclosure reporting pages ☐ A Form U-4 for each officer, director and equity holder who owns 5% or more of Applicant's outstanding equity interests, if not available on WebCRD® ☐ Most recent audited annual financial statements, including Independent Auditors' Report on Internal Control or Exemption Report, and unaudited financial statements as of the last month-end ☐ All FOCUS Reports filed since last annual audit ☐ Organizational documents: Articles of Incorporation or Certificate of Formation; Operating Agreement or Bylaws; Partnership Agreement or

Limited Liability Company Agreement; or similar documentation ☐ List of all traders, including name and CRD#, that Applicant will be registering with the Exchange (“Authorized Traders”) ☐ IRS Form W-9 or W-8 ☐ A list identifying all joint accounts pursuant to Exchange Rule 10.170 – if applicable
Connectivity Agreements and Forms
☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) ☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) ☐ Equities Port Request Form (if not connecting via Service Bureau) ☐ Service Bureau Authorization (co-signed by Service Bureau if connecting via Service Bureau)

[Remainder of page intentionally left blank.]

LTSE MEMBERSHIP APPLICATION

GENERAL INFORMATION				
Name:		SEC BD Registration #:		CRD #:
Name of Applicant Broker-Dealer:				
MPID(s) of Applicant Broker-Dealer:				
Address of Principal Office:				
City:		State:		Zip:
BILLING ADDRESS				
Address of Billing Office:				
City:		State:		Zip:
BUSINESS CONTACT		**BILLING CONTACT:**		
Name:		Name:		
Title:		Title:		
CRD # (if applicable):		CRD # (if applicable):		
Email:		Email:		
Phone:	Fax:	Phone:	Fax:	
COMPLIANCE CONTACT		**TECHNICAL CONTACT:**		
Name:		Name:		
Title:		Title:		
CRD # (if applicable):		CRD # (if applicable):		
Email:		Email:		
Phone:		Phone:		
TRADING CONTACT		**SUPERVISOR OF AUTHORIZED TRADERS**		
Name:		Name:		
Title:		Title:		
CRD # (if applicable):		CRD # (if applicable):		
Email:		Email:		
Phone:		Phone:		
TYPE OF ORGANIZATION				
☐ Corporation	☐ Limited Liability Company	☐ Partnership	☐ Sole Proprietorship	
State of Organization:		Federal Employer ID #:		
TYPE OF BUSINESS ACTIVITIES CONDUCTED BY APPLICANT (check all that apply)				
☐ Public Customer Business	☐ Clearing Services	☐ Firm Proprietary Trading	☐ Other	

[Application continues on next page.]

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (check all that apply)

☐ BOX Exchange
☐ Cboe BYX Exchange
☐ Cboe BZX Exchange
☐ Cboe C2 Exchange
☐ Cboe EDGA Exchange
☐ Cboe EDGX Exchange
☐ Cboe Exchange
☐ Financial Industry Regulatory Authority
☐ Investors' Exchange
☐ Miami International Securities Exchange
☐ MIAX Emerald
☐ MIAX PEARL
☐ NASDAQ BX
☐ NASDAQ GEMX
☐ NASDAQ ISE
☐ NASDAQ MRX
☐ NASDAQ PHLX
☐ NASDAQ Stock Market
☐ New York Stock Exchange
☐ NYSE American
☐ NYSE Arca
☐ NYSE Chicago
☐ NYSE National
☐ Other:

Name of Applicant's Designated Examining Authority ("DEA"):

ADDITIONAL INFORMATION

Discuss any recent events or changes that are not reflected in the Applicant's Form BD and Forms U-4 (and amendments thereto) that are submitted with this Application (attach an additional sheet if more space is needed):

State approximate dates of last inspection of Applicant's books and records by the U.S. Securities and Exchange Commission ("SEC"), FINRA or any other regulator. If any material deficiencies were revealed, please explain (attach an additional sheet if more space is needed):

SEC:	
FINRA:	
Other Regulator:	Name of Other Regulator:

Has Applicant during the past three years been subject to the notification and reporting requirements under SEC Rule 17a-11 because of a net capital or record keeping problem?

☐ Yes ☐ No

If yes, please explain (attach an additional sheet if more space is needed):

Does Applicant carry a Broker Blanket and Fidelity Bond? ☐ Yes ☐ No

If yes, please state the following:

Is there a cancellation rider requiring notice to the Applicant's DEA? ☐ Yes ☐ No

Name of insurance carrier:	
Amounts of Coverage: Total Coverage:	Coverage per incident:
Coverage period of the bond:	

ANTI-MONEY LAUNDERING COMPLIANCE OFFICER

The Applicant is required to designate, and identify to the Exchange, any person(s) responsible for implementing and monitoring the day-to-day operations and internal controls of the Applicant's anti-money laundering program. The Applicant must provide prompt notice to the Exchange regarding any change in this designation. If the Applicant is a member of FINRA required to, and does, comply with FINRA Rule 3310, notification of changes to this designation need not be filed with the Exchange.

Name:	Title:
Business Address:	
Phone:	Email:

PRINCIPAL REGISTRATION		
The Exchange requires each member other than a sole proprietorship or a proprietary trading firm with 25 or fewer Authorized Traders ("Limited Size Proprietary Firm") to register at least two (2) Series 24 qualified Principals. A Limited Size Proprietary Firm is required to register at least one (1) Series 24 qualified Principal. A "Principal" is any individual responsible for supervising the activities of a member's Authorized Traders and each person designated as a Chief Compliance Officer on Schedule A of Form BD. In addition, the Exchange requires each member to register a Series 27 qualified Financial and Operations Principal (FINOP) with the Exchange. See Exchange Rule 2.160 regarding Principal registration. Please indicate below the individuals the Applicant intends to register with the Exchange, to comply with these requirements.		
DESIGNATED SERIES 24 LICENSED PRINCIPAL		
Name:	Title:	CRD #:
Business Address:		
Phone:	Email:	
DESIGNATED SERIES 24 LICENSED PRINCIPAL		
Name:	Title:	CRD #:
Business Address:		
Phone:	Email:	
DESIGNATED SERIES 27 LICENSED PRINCIPAL		
Name:	Title:	CRD #:
Business Address:		
Phone:	Email:	
CLEARING INFORMATION		
Name of Clearing Firm:	4-Digit Clearing #:	
Clearing Firm Contact Name:	Clearing Firm Contact Phone:	
Clearing Firm Contact Email:		

WAIVE-IN ATTESTATION (waive-in applicants only)

An applicant that is an approved member of FINRA shall have the option to apply for membership through an expedited process pursuant to LTSE Rule 2.170(b). Applicants who are eligible for and elect this expedited review must execute the below attestation and submit the relevant supplemental material as listed under "Supporting Documents Provided by the Applicant."

I hereby certify that ____ (Applicant) is operating as an approved member of FINRA and that there have been no material changes of business since that application that have not been approved by FINRA and that the information provided remains complete and accurate with no substantial change to the business operations of Applicant.

______________________________	______________________________
Signature of Duly Authorized Representative	Date
______________________________	______________________________
Print Name	Title

The undersigned represents that the information and statements contained herein, including exhibits attached hereto, are current, true, complete, and accurate.

By executing this Application, the undersigned agrees as follows:

1. To abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Incorporation, Bylaws, rules, policies, interpretations and guidelines of the Exchange, and all orders and decisions of the Exchange's Board of Directors (the "Board"), and penalties imposed by the Board, and any duly authorized committee of the Board (such agreement is not to be construed as a waiver by the undersigned of any right to appeal provided in the Exchange Act, as amended);

2. To pay such dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

3. The Exchange and its officers, employees, and members of its Board and of any Board committee shall not be liable, except for willful malfeasance, to the Applicant or to any other person, for any action taken by such director, officer, or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Exchange's Certificate of Incorporation, Bylaws, rules, policies, interpretations, or guidelines, or any penalty imposed by the Exchange, its Board, or any duly authorized committee of the Board;

4. In cases where the Applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the Applicant against the Exchange of any of its officers, directors, Board committee members, employees or agents, to pay the Exchange or any of its officers, directors, Board committee members, employees or agents, all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed fifty thousand dollars ($50,000.00), provided that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals;

5. To maintain and make available to the Exchange, its authorized employees and its Board or Board committee members such books and records as may be required to be maintained by the SEC or Exchange rules; and

6. To provide such other reasonable information with respect to the Applicant as the Exchange may require.

Applicant acknowledges its obligation to update any and all information contained in any part of this Application, including termination of membership with another SRO, which may cause a change in the Applicant's DEA. It is understood that in that event, additional information may be required by the Exchange.

____
Applicant Broker-Dealer

______________________________ Signature of Duly Authorized Representative	______________________________ Date
______________________________ Print Name	______________________________ Title

LTSE Statutory Disqualification Notice

Pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Long-Term Stock Exchange, Inc. (“LTSE” or the “Exchange”) may deny (or may condition) membership, or may bar a natural person from becoming associated (or may condition an association) with a member, for the same reasons that the U.S. Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Exchange Act. The Exchange Act provides for statutory disqualification if a person has:

- Been expelled, barred, or suspended from membership in or being associated with a member of a self-regulatory organization (“SRO”);
- Had broker, dealer, or similar privileges denied or suspended, or caused such denial or suspension of another;
- Violated any provision of the Exchange Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an associated person of a member.

☐ Check here if you DO NOT have person(s) associated with the Applicant who is or may be subject to statutory disqualification.

☐ Check here if you DO have person(s) associated with the Applicant who is or may be subject to statutory disqualification.*

Please identify any such person(s) associated with the Applicant who is or may be subject to statutory disqualification. Additionally, identify any such person(s) who are associated with the Applicant and who have been approved for association or continued association by another SRO due to a statutory disqualification.

* Attach a sheet identifying any such person(s), including the following information:

1. Name of the person(s).
2. Copies of documents relating to the statutory disqualification.
3. Description of each such person’s duties (for non-registered individuals, this should include a statement indicating if the person is allowed access to books, records, funds, or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of the Applicant, I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that the Exchange shall rely on the information provided pursuant to this Statutory Disqualification Notice (the “Notice”) in order to approve or deny Applicant’s application for membership. I understand that Applicant will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant to submit to the Exchange any amendment to any document submitted as part of its application, including, but not limited to, this Notice within ten (10) business days of such amendment or change.

Signature of Duly Authorized Representative	Date
Print Name	Title

Addendum F-2

LTSE Sponsored Access Application and Forms

SPONSORED ACCESS APPLICATION

An applicant ("Applicant") applying to enter into a sponsorship arrangement with a Sponsoring Member, as defined in Exchange Rule 1.160, of Long-Term Stock Exchange, Inc. ("LTSE" or the "Exchange") must complete this Sponsored Access Application (the "Application").

To become a Sponsored Participant of the Exchange, Applicant must execute and deliver all materials listed on the Application Checklist below via email to membership@longtermstockexchange.com or postal mail to:

Long-Term Stock Exchange, Inc.
101 Greenwich Street
STE 1103
New York, NY 10006

APPLICATION CHECKLIST

Sponsored Access Application
☐ Sponsored Access Application (pg. 2–5), including o Sponsoring Member Consent o Sponsored Participant Agreement
Sponsored Access Agreement
☐ User Agreement (pg. 1–6)
Supporting Documents Provided by the Sponsoring Member
☐ A detailed description of how the Sponsoring Member will comply with the requirements of SEC Rule 15c3-5 (i.e., Risk Management Controls for Brokers or Dealers with Market Access) ☐ A copy of the Sponsoring Member's policies and procedures, specifically addressing SEC Rule 15c3-5
Connectivity Agreements and Forms
☐ N/A

Note: All application materials (collectively, the "Application") sent to the Exchange will be reviewed for completeness. Applicant is required to notify LTSE of any information/documentation submitted as part of this application process that becomes inaccurate or incomplete following submission. All Applications are deemed confidential by LTSE and are handled in a secure environment. Applications may, however, be shared with other self-regulatory organizations (e.g., the Financial Industry Regulatory Authority, Inc.) or law enforcement officials, as necessary, to evaluate and process the Application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 11.130. If you have questions on completing the Application Checklist, you may direct them to membership@longtermstockexchange.com or (646) 956-5873. In addition, please refer to the Exchange's website at https://longtermstockexchange.com/ for additional information regarding the process.

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SPONSORED ACCESS APPLICATION

SPONSORING MEMBER INFORMATION		SPONSORING MEMBER BUSINESS CONTACT	
Firm:		Name:	
Address:		Address:	
City:		Email:	
State:	Zip:	Phone:	
SPONSORED PARTICIPANT INFORMATION		**SPONSORED PARTICIPANT BILLING CONTACT**	
Firm:		Name:	
Address:		Address:	
City:		City:	
State:	Zip:	State:	Zip:
TRADING CONTACT		**SUPERVISOR OF AUTHORIZED TRADERS**	
Name:		Name:	
Address:		Address:	
Email:		Email:	
Phone:		Phone:	

PORT SELECTION

Port Type: ☐ FIX Order Entry ☐ FIX Drop Copy

Quantity: ____________________ ____________________

Is the Sponsored Participant allowed to enter short sales? ☐ Yes ☐ No

Is the Sponsored Participant allowed to enter Intermarket Sweep Orders? ☐ Yes ☐ No

What is the maximum dollar value per order? $ ____________________

CONNECTIVITY

Which connectivity option will the Sponsored Participant use? (check one)

☐ Cross-Connect ☐ Extranet: ____________________________ ☐Other: ______________________________

What type of connection is the Sponsored Participant requesting? ☐ Test ☐ Production

CLEARING

Please list the MPID/DTCC # that the Sponsored Participant is permitted to use: ____________________ /____________________

AUTHORIZATION

The persons listed above are the only individuals authorized to order or update services at LTSE on behalf of the user of the sponsored services. Please contact LTSE's Market Operations desk at membership@longtermstockexchange.com or (646) 956-5873 to add or delete such authorized persons.

This form is governed by all of the terms and conditions set forth in LTSE's Sponsored Access Agreement. The Exchange provides a best efforts attempt to cancel all open orders from a Sponsored Participant upon a communications disconnect. There is no guarantee that the automatic cancel feature provided by the Exchange will be error free or will operate without interruption. By signing below, you agree and acknowledge that the Exchange is not liable or responsible in any way for any orders which may fail to be cancelled using the automatic cancel feature.

Members may call Market Operations at (646) 956-5873 to verbally request that all open orders be cancelled or check the status of open orders.

Sponsoring Member Firm:	Date:
Print Name / Title:	Signature:

SPONSORING MEMBER CONSENT

We, ____, a member of Long-Term Stock Exchange, Inc. ("LTSE" or the "Exchange"), are hereby notifying the Exchange that we intend to be a Sponsoring Member providing access to a Sponsored Participant, as those terms are defined in Exchange Rule 1.160, by permitting the Sponsored Participant identified below to send orders directly to the Exchange using our mnemonic (or the mnemonic of our clearing broker, as applicable).

We acknowledge and agree that we are responsible for all orders entered on or through the Exchange by the Sponsored Participant and any person acting on behalf of or in the name of such Sponsored Participant. We further acknowledge and agree that we must be identified on any order submitted by the Sponsored Participant as the Sponsoring Member of that order, and that any execution occurring as a result of an order entered by a Sponsored Participant shall be binding in all respects on us. In that regard, we acknowledge and agree that we are acting as agent for the person submitting the order through sponsored access, and as such, that we are responsible for all related contractual and regulatory obligations. We further acknowledge and agree that we are responsible for any and all actions taken by the Sponsored Participant or any person acting on behalf of or in the name of the Sponsored Participant on or through the Exchange.

In addition to Exchange Rule 11.130, we have further reviewed other provisions of the rules of the Exchange and the terms of our User Agreement with the Exchange. The Sponsored Participant has agreed to comply with all applicable rules of the Exchange governing the entry, execution, reporting, clearing and settling of orders in securities eligible for trading on the Exchange. We understand that we are required and agree to impose appropriate regulatory and supervisory procedures in connection with orders directed to the Exchange by the Sponsored Participant.

______________________________	______________________________
Sponsoring Member Name	CRD Number
______________________________	______________________________
Signature of Duly Authorized Representative	Date
______________________________	______________________________
Print Name	Title

SPONSORED PARTICIPANT AGREEMENT

On behalf of the Sponsored Participant, the undersigned agrees to comply with Long-Term Stock Exchange, Inc.'s ("LTSE" or the "Exchange") Certificate of Incorporation, Bylaws and rules of the Exchange, and all written interpretations thereof, as if Sponsored Participant were a member of the Exchange. These requirements include, but shall not be limited to, the items listed below.

The Sponsored Participant:

- shall enter into and maintain a User Agreement with the Exchange;
- shall maintain, keep current and provide to the Sponsoring Member, and to the Exchange upon request, a list of authorized traders who may obtain access to the Exchange's system on behalf of the Sponsored Participant (collectively, "Authorized Traders"). Sponsored Participant shall be subject to the obligations of Exchange Rule 11.140 with respect to such Authorized Traders;
- shall familiarize its Authorized Traders with all of its obligations under Exchange Rule 11.130 and will assure that they receive appropriate training prior to any use or access to the Exchange;
- may not permit anyone other than Authorized Traders to use or obtain access to the Exchange;
- shall take reasonable security precautions to prevent unauthorized use or access to the Exchange, including unauthorized entry of information into the Exchange, or the information and data made available therein. Sponsored Participant understands and agrees that Sponsored Participant is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords, and security codes of Authorized Traders, and for the trading and other consequences thereof;
- acknowledges its responsibility to establish adequate procedures and controls that permit it to effectively monitor its employees', agents', and customers' access to and use of the Exchange for compliance with the terms of this agreement; and
- shall pay when due all amounts, if any, payable to Sponsoring Member, the Exchange, or any other third parties that arise from the Sponsored Participant's access to and use of the Exchange. Such amounts include, but are not limited to, applicable Exchange and regulatory fees.

Authorized Acknowledgement of Sponsored Participant:

The undersigned, as a duly appointed Officer, Partner, Managing Member, or Sole Proprietor of the applicant Sponsored Participant, does hereby acknowledge and agree to the terms and provisions of Exchange Rule 11.130, and shall comply with the Exchange rules, as amended.

______________________ Sponsored Participant Name	______________________ CRD Number
______________________ Signature of Duly Authorized Representative	______________________ Date
______________________ Print Name	______________________ Title

Addendum F-3

LTSE Service Bureau Application

SERVICE BUREAU APPLICATION

An applicant service bureau (“Applicant”) applying to receive authorized access to Long-Term Stock Exchange, Inc. (“LTSE” or the “Exchange”) as a Service Bureau must complete this Service Bureau Application (the “Application”).

To become a Member of the Exchange, Applicant must execute and deliver all materials listed on the Application Checklist below via to membership@longtermstockexchange.com or postal mail to:

Long-Term Stock Exchange, Inc.
101 Greenwich Street
STE 1103
New York, NY 10006

APPLICATION CHECKLIST

Service Bureau Application
☐ Service Bureau Application (pg. 3–5)
Service Bureau Agreement
☐ Service Bureau Agreement (pg. 1–2)
Connectivity Agreements and Forms
☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 2–7) ☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 8) ☐ Equities Port Request Form (pg. 9) ☐ Service Bureau Authorization (co-signed by Member Broker-Dealer) (pg. 10)

Note: All application materials (collectively, the “Application”) sent to the Exchange will be reviewed for completeness. Applicant is required to notify LTSE of any information/documentation submitted as part of this application process that becomes inaccurate or incomplete following submission. All Applications are deemed confidential by LTSE and are handled in a secure environment. Applications may, however, be shared with other self-regulatory organizations (e.g., FINRA) or law enforcement officials, as necessary, to evaluate and process the Application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 2.170.

If you have questions on completing the Application Checklist, you may direct them to membership@longtermstockexchange.com or (646) 956-5873. In addition, please refer to the Exchange’s website at https://longtermstockexchange.com/ for additional information regarding the process.

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SERVICE BUREAU APPLICATION

GENERAL INFORMATION		
Firm:		
Address:		
City:	State:	Zip:

APPLICATION CONTACT (questions about the Application will be directed to this contact)	
Name:	Title:
Phone:	Email:

BUSINESS CONTACT	TECHNICAL CONTACT:
Name:	Name:
Address:	Address:
Email:	Email:
Phone:	Phone:

BILLING ADDRESS		BILLING CONTACT
Firm:		Name:
Address:		Address:
City:		Email:
State:	Zip:	Phone:

PORT TYPE

Port Type: ☐ FIX Order Entry ☐ FIX Drop Copy

Quantity: ____________________ ____________________

CONNECTIVITY

Which connectivity option will the Sponsored Participant use? (check one)

☐ Cross-Connect ☐ Extranet: ____________________________ ☐Other: ______________________________

What type of connection is the Sponsored Participant requesting? ☐ Test ☐ Production

AUTHORIZATION

The persons listed above are the only individuals authorized to order or update services at LTSE on behalf of the Service Bureau. Please contact LTSE Market Operations Desk at membership@longtermstockexchange.com or (646) 956-5873 to add or delete such authorized persons.

This form is governed by all of the terms and conditions set forth in the LTSE Service Bureau Agreement. The Exchange provides a best effort attempt to cancel all open orders from a Member/Sponsored Participant upon a communications disconnect. There is no guarantee that the automatic cancel feature provided by the Exchange will be error free or will operate without interruption. By signing below, you agree and acknowledge that the Exchange is not liable or responsible in any way for any orders which may fail to be cancelled using the automatic cancel feature.

Members may call the LTSE Market Operations Desk at (646) 956-5873 to verbally request that all open orders be cancelled or check the status of open orders.

Service Bureau:	Date:
Print Name / Title:	Signature:

Addendum F-4

LTSE Service Bureau Authorization Form

SERVICE BUREAU AUTHORIZATION FORM

1. This Service Bureau Authorization (the “Authorization”) is between Long-Term Stock Exchange, Inc., a Delaware corporation with its principal office at 101 Greenwich Street, STE 1103, New York, NY 10006 (”LTSE” or the “Exchange”), the member of the Exchange designated below (“Member”), and the authorized service bureau designated below (“Service Bureau”). The Exchange, the Member and Service Bureau are collectively referred to as the “Parties”.

2. The Service Bureau acknowledges that it is a party to a Service Bureau Agreement with LTSE.

3. This Authorization authorizes the Service Bureau to enter, cancel and execute orders, as well as to make any modifications thereto, on the Exchange on behalf of the Member. Service Bureau further represents and warrants that it will only route orders to the Exchange on behalf of the Member with which it has executed this Authorization.

4. By executing this Authorization, the undersigned Member agrees that it is responsible for all orders entered on the Exchange by or through the Service Bureau using Member’s market participant identifier (“MPID”). Member also agrees to accept and honor all trades executed on the Exchange as a result of orders routed to the Exchange by or through the Service Bureau using Member’s MPID, regardless of whether such orders were provided to the Exchange in error by Service Bureau.

5. Member understands and agrees that it is its sole responsibility to immediately notify LTSE in the event that it wishes to terminate this Authorization.

6. This Authorization is for the term of one (1) year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon twenty-four (24) hours’ prior written notice to the other Party.

7. This Authorization will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Member and Service Bureau submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Authorization.

IN WITNESS WHEREOF the Parties have executed this Service Bureau Authorization effective as of the date set forth below.

Long-Term Stock Exchange, Inc.	**Service Bureau**	**Member**
Signature	Signature	Signature
Print Name	Print Name	Print Name
Title	Title (must be an officer)	Title (must be an officer)
Date	Date	Date:
	Service Bureau Contact	MPID of Member
	Email Address of Contact Person	

Addendum F-5

LTSE Service Bureau Agreement

SERVICE BUREAU AGREEMENT

This Service Bureau Agreement (this "Agreement"), with an effective date as of the date executed below, is made by and between Long-Term Stock Exchange, Inc. ("LTSE" or the "Exchange"), a Delaware limited liability company, with its principal office at 101 Greenwich Street, STE 1103, New York, NY 10006, and the Authorized Service Bureau referenced below ("Service Bureau"), a ________________________, with its principal office at ____ ____________________________________, each a "Party," and, together, the "Parties".

1. **Rights of Service Bureau**. LTSE has granted to Service Bureau the non-exclusive and non-transferable right to act as the Service Bureau for one or more members of the Exchange pursuant to one or more Service Bureau Agreements.

2. **Exchange Users and Data Recipients**. If Service Bureau has entered into a User Agreement with the Exchange (as may be amended, modified, or supplemented from time to time, the "User Agreement"), pursuant to which Service Bureau has the right to access the Exchange to, among other things, submit orders to the Exchange, and/or has entered into an Long-Term Stock Exchange, Inc. Data Agreement with Long-Term Stock Exchange, Inc. (as may be amended, modified, or supplemented from time to time, the "Data Agreement"), pursuant to which Service Bureau has the right to receive and redistribute data feeds, then this Agreement shall be deemed to be a supplement to such agreements and all terms and provisions of such agreements which are not expressly overridden by the terms and conditions of this Agreement shall be incorporated herein by reference.

3. **All other Service Bureaus**. If Service Bureau has not entered into a User Agreement or Data Agreement, by signing this Agreement, Service Bureau has the right to access the Exchange to act as a Service Bureau only if in conformity with the requirements expressly described below.

4. **Port Fees**. Service Bureau agrees to make timely payment of fees charged specifically for linking to the Exchange in order to act as a Service Bureau on behalf of one or more members of the Exchange, as well as any applicable late fees for the failure to make payment within the required time period. The amount of applicable port fees shall be posted on the Exchange's website, at http://www.ltse.com. Port fees are payable within 30 days of the invoice date. Service Bureau will be solely responsible for any and all other telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, the Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of the Service Bureau Agreement(s) between the Exchange and Service Bureau. Service Bureau agrees to pay the Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Securities Exchange Act of 1934 (the "Exchange Act"), the Exchange reserves the right to change its fee schedule, including port fees applicable to Service Bureau. The Exchange will use commercially reasonable efforts to provide reasonable advance notice to Service Bureau of any such change to port fees, provided, however, that such notice shall be not less than 30 days prior to the effectiveness of the change, except to the extent a shorter period is: (i) required due to any situation that necessitates a change to port fees on an accelerated basis, or otherwise precludes such advance notice, or (ii) required pursuant to an order of a court, an arbitrator or a regulatory agency. Continued access to the Exchange by Service Bureau after the applicable notice period shall constitute acceptance of the port fees as so changed.

5. **Term and Termination**. This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated at any time on not less than 24 hours' written notice given by either Party to the other.

6. **Notice**. All notices and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given if and when delivered by electronic mail, hand, overnight courier (signature required), or mailed, certified or registered mail return receipt requested with postage prepaid, to the address of LTSE or Service Bureau listed above, or to such other person or address as LTSE or Service Bureau may furnish in writing to one another in accordance with this paragraph. Any such notices or communications shall be sent to the Market Operations Department at LTSE's principal office.

7. **Amendment; Waiver**. Except as may otherwise be set forth in this Agreement, LTSE may alter any term or condition of this Agreement on thirty (30) days' prior written notice to Service Bureau, and continued access to the Exchange by Service Bureau after such date is deemed acceptance of the new term or condition. The means of notifying Service Bureau of such new term or condition may include emailing such term or condition to Service Bureau. No failure on the part of LTSE or Service Bureau to exercise, no delay in exercising, and no course of dealing with respect to any right, power, or privilege under the Agreement, shall operate as a waiver thereof, nor shall any single or partial exercise of

any such right, power, or privilege preclude any further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.

8. **Assignment**. This Agreement shall inure to the benefit of and shall be binding upon the Parties hereto, and their respective permitted successors and assigns. Service Bureau may not assign this Agreement (including by operation of law) without the prior written consent of LTSE; provided, however, that LTSE shall not unreasonably withhold such consent. Notwithstanding the foregoing, Service Bureau may assign this Agreement to an affiliate or subsidiary without the prior written consent of LTSE, provided that Service Bureau: (i) is not currently in breach of this Agreement, or delinquent in any fees owed to LTSE hereunder; and (ii) provides prior written notice to LTSE. LTSE may transfer or assign its rights and/or obligations under this Agreement to an affiliate of LTSE upon written notice to Service Bureau, and any such affiliate shall be bound by the provisions hereof.

9. **Governing Law; Venue**. This Agreement will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Both Parties submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Agreement.

10. **Severability**. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

This Agreement may be executed in one or more counterparts, which shall each be considered an original, but all of which shall constitute one and the same Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Long-Term Stock Exchange, Inc.		______________________ **Service Bureau**	
Signature:	______________________	Signature:	______________________
Printed Name:	______________________	Printed Name:	______________________
Title:	______________________	Title:	______________________
Date:	______________________	Date:	______________________

Addendum F-6

LTSE User Agreement

USER AGREEMENT

This User Agreement (this “Agreement”), with an effective date as of the date executed on the signature page hereof, is made by and between Long-Term Stock Exchange, Inc., a Delaware corporation, with its principal offices at 101 Greenwich Street, STE 1103, New York, NY 10006 (the “Exchange”), and the user referenced below (“User”).

1. **Term of the Agreement**. This Agreement will continue until terminated pursuant to the terms of this Agreement.

2. **Services**. Subject to the terms and conditions of this Agreement, User will have the right to access the Exchange to enter orders on the Exchange, receive status updates on orders, cancel orders, and execute trades against orders on the Exchange limit order book (collectively, the “Services”). User may not sell, lease, furnish or otherwise permit or provide access to any data feed containing quotation or trade information from the Exchange (“Exchange Data”) to any other person or to any other office or place unless it signs and complies with a separate Exchange Data Agreement. User acknowledges and agrees that nothing in this Agreement constitutes an understanding by the Exchange to continue any aspect in its current form. The Exchange may from time to time make additions, deletions or modifications to the Services. User acknowledges and agrees that the Exchange may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Exchange in accordance with the Certificate of Incorporation, Bylaws, and Rulebook of the Exchange, as amended from time to time (the “Exchange Rules”). In the event of a conflict between the Exchange Rules and this Agreement, the Exchange Rules shall prevail. The Exchange reserves the right to modify or change the Services provided the Exchange notifies User prior to the effectiveness of the modification and User’s continued use of the Services following the modification will constitute User’s acceptance of the modification.

3. **Compliance**. Except as otherwise provided herein, with respect to all orders submitted to the Exchange by User, it is the sole responsibility of User to ensure compliance, by itself, its customers and its representatives, with all applicable United States federal and state laws, rules, and regulations as well as those of the Financial Industry Regulatory Authority, Inc. (“FINRA”) or any other self-regulatory organization (“SRO”) of which the User is a member to the extent applicable to User. User represents and warrants that: (i) it will use the Exchange only if and when it is duly authorized to use the Exchange pursuant to the Exchange Rules; (ii) it agrees to be bound by, and will only use the Exchange in compliance with, the Exchange Rules; (iii) it is and will remain responsible for its use of the Exchange and the use of the Exchange by any of its employees, customers or agents; (iv) it will maintain and keep current a list of all authorized traders who may obtain access to the Exchange on behalf of User; and (v) it will familiarize User’s authorized traders with all of User’s obligations under this Agreement and will assure that they receive appropriate training prior to any use of or access to the Exchange.

4. **Monitoring**. User acknowledges and agrees that the Exchange will monitor the use of the Exchange by User for compliance with all applicable laws and regulations, including, without limitation, the Exchange Rules. User acknowledges its responsibility to monitor its employees, agents and customers for compliance with the Exchange Rules, the rules and regulations of any SROs of which User is a member and all applicable federal and state laws.

5. **Settlement of Transactions**. User agrees that it is User’s absolute, unconditional, and unassignable obligation, in connection with each securities transaction effected by User on the Exchange, to ensure the timely delivery of the subject securities and/or funds as well as any required remittance of interest, dividend payments and/or other distributions in compliance with applicable laws and rules, including, without limitation, relevant rules under the Securities Exchange Act of 1934, as amended (the “Act”) as well as the rules of any qualified clearing agency. User will promptly notify the Exchange in writing upon becoming aware of any material change in or to User’s clearing arrangements. The Exchange retains the right to break any trade without liability to User or any of User’s customers in accordance with the Exchange’s Clearly Erroneous Executions Rule (Exchange Rule 11.270, as may be amended or re-numbered from time to time).

6. **Sponsored Participants**. Notwithstanding the Exchange’s execution and delivery to User of a copy of this Agreement, if User is a Sponsored Participant, and not a member of the Exchange, as a condition to initiating and continuing access to the Exchange, User must enter into and maintain customer agreements with one or more sponsoring members of the Exchange establishing proper relationship(s) and account(s) through which User may trade on the Exchange. Such customer agreement(s) must incorporate the sponsorship provisions set forth in the Exchange Rules.

7. **Connectivity**. User is solely responsible for providing and maintaining all necessary electronic communications with the Exchange, including wiring, computer hardware, software, communication line access, and networking devices.

8. **Market Data**. User hereby grants to the Exchange a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use information and data that User or User's agent enters into the Exchange ("User's Data") for the following purposes: within Exchange Data for performing SRO functions; for internal commercial purposes (i.e., purposes that do not include disclosing, publishing, or distributing outside of the Exchange); and for use within Exchange market data products, analysis and services ("Market Data Products") (i.e., products that include disclosure, publication, or distribution to third parties), provided that: (i) such Market Data Products are provided in an aggregate manner or in a manner that does not directly or indirectly identify User as the source of the information; except (a) when the Exchange has received User's prior consent, or (b) to identify User through restricted access on a delayed basis of an issuer's own securities to employees of that issuer that are not trading and dealing personnel; and (ii) fees for any such market data product are filed with the U.S. Securities and Exchange Commission (the "SEC") in accordance with the requirements of Section 19 of the Act. Subject to the foregoing license, as between the Exchange and User, User retains all ownership and other rights associated with User's Data. No provision in this Agreement shall impair any right, interest, or use of User's Data granted by operation of SEC rules or any other rule or law. User represents and warrants that, with respect to User's Data: (i) User owns or has sufficient rights in and to User's Data to authorize the Exchange to use User's Data to perform all obligations under this Agreement with respect thereto; (ii) use or delivery of User's Data by User or the Exchange will not violate the proprietary rights (including, without limitation, any privacy rights) of any party; and (iii) use or delivery of User's Data by User or the Exchange will not violate any applicable law or regulation.

9. **Restrictions on Use; Security**. Unless otherwise required by law, User may not sell, lease, furnish or otherwise permit or provide access to the Exchange or any information or data made available therein (with the exception of User's Data) to any other entity or to any individual that is not User's employee, customer or agent. User accepts full responsibility for its employees', customers' and agents' use of the Exchange, which use must comply with the Exchange Rules and the User's obligations under this Agreement. User will take reasonable security precautions to prevent unauthorized use of or access to the Exchange, including unauthorized entry of information into the Exchange, or the information and data made available therein. Without limiting the generality of the foregoing, User shall insure that all internal use of Exchange Data: (i) clearly and prominently identifies the information as originating from the Exchange where applicable; (ii) is adequately protected to prevent unauthorized access; and (iii) is not altered by User to make it materially incorrect or misleading in any way. User understands and agrees that User is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of User's authorized traders, and for the trading and other consequences thereof, except in the event of willful misconduct, fraud or a breach of this Agreement by the Exchange that results in unauthorized access by other parties. User may not convey, retransmit, republish or rebroadcast any Exchange Data to any outside party unless it signs and complies with a separate Data Subscriber Agreement. Each party shall install and maintain at all times during the term of this Agreement a corporate "firewall" protecting its computer network in accordance with commercially reasonable specifications and standards. The Exchange shall not include in the operation of the Exchange or the Services provided under this Agreement any computer code designed to disrupt, disable, harm, or otherwise impede in any manner, including aesthetic disruptions or distortions, the operation of User's computer system, or any other associated software, firmware, hardware, computer system or network (sometimes referred to as "viruses" or "worms"), or that would disable such system or impair in any way its operation based on the elapsing of a period of time, advancement to a particular date or other numeral (sometimes referred to as "time bombs", "time locks", or "drop dead" devices), or any other similar harmful, malicious or hidden programs, procedures, routines or mechanisms which would cause such programs to cease functioning, or provide or allow unauthorized access to the User's system, or to damage or corrupt data, storage media, programs, equipment or communications, or otherwise interfere with operations. In addition, the Exchange shall implement a commercially reasonable method to intercept and block or delete any such viruses, worms, time bombs, time locks, drop dead devices or other malicious or harmful programs, procedures, routines or mechanisms, and carry out on a regular basis, no less frequently than monthly, and more frequently as reasonably required, a commercially reasonable method to scan its computer system and eliminate from it any such malicious or harmful programs, procedures, routines or mechanisms.

10. **Information**.

(a) <u>Confidentiality</u>. Both parties acknowledge that: (i) the Exchange and the information and data made available therein incorporate confidential and proprietary information developed, acquired by or licensed to the Exchange; and (ii) each party may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information").

The receiving party will use the disclosing party's Information solely to perform its obligations under this Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. The Exchange will not disclose the identity of User or User's customers to any of its other members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on the Exchange, except as required by a court, regulatory authority, or SRO with jurisdiction over the Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Agreement. User may not disclose any data or compilations of data made available to User by the Exchange without the express, prior written authorization of the Exchange. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

11. Clearly Erroneous Trade Policy. User has read and agrees to the terms stipulated in Exchange Rule 11.270 (Clearly Erroneous Executions), as the Exchange may amend or re-number from time to time.

12. Corporate Names; Proprietary Rights. The Exchange and User each acknowledge and agree that the Exchange and User each have proprietary rights in their respective trade names, trademarks, service marks, logos, copyrights and patents, registered or unregistered (collectively, the "Marks"). The Exchange and User each agree that they shall not use the other party's Marks in any way that would infringe upon the rights of the other Party. Further, this Agreement shall not grant either party the right to use the other party's Marks in any marketing, promotional or other materials without the prior review and written consent of the other party.

13. Fees. By signing this Agreement, User agrees to make timely payment of all system usage fees, as may be set forth in Exchange Rules or posted on the Exchange's web site, as well as any applicable late fees for the failure to make payment within the required time period. Fees are payable within thirty (30) days of the invoice date. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, the Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of Services. User agrees to pay the Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, the Exchange reserves the right to change its fee schedule with 48-hours prior notice to User (delivered via e-mail and posted to the Exchange web site). The provisions of this Section 13 will survive the termination of this Agreement.

14. DISCLAIMER OF WARRANTY. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO THE SYSTEM OR ANY SOFTWARE OR OTHER MATERIALS

MADE AVAILABLE TO USER AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY THE EXCHANGE WILL MEET THE USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. THE EXCHANGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE EXCHANGE AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF THE EXCHANGE BY ANOTHER PERSON HAVING ACCESS TO THE EXCHANGE, INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

15. **NO LIABILITY FOR TRADES**. ABSENT FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT: (i) THE EXCHANGE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE EXCHANGE; AND (ii) THE EXCHANGE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATION, NEITHER THE EXCHANGE, NOR ANY OF ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE EXCHANGE OR ITS USE AND ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF THE EXCHANGE TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, THE EXCHANGE WILL BE ABSORBED BY THE USER THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO THE EXCHANGE. NOTWITHSTANDING THE FOREGOING, THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.260 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

16. **NO CONSEQUENTIAL DAMAGES**. ABSENT A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL THE EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF THE EXCHANGE, INTERRUPTION IN USE OR AVAILABILITY OF THE EXCHANGE, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.260 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

17. **Indemnification by User**. User agrees to indemnify and hold harmless the Exchange, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this Agreement and for any loss or claim which may arise from a claim that one or more trades or orders in securities placed by User with the Exchange were in violation of any state or federal securities law or Exchange Rules unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from the Exchange's willful misconduct, fraud or breach of the Exchange's obligations under this Agreement.

18. **Indemnification by the Exchange**. The Exchange agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

19. **Termination**. User or the Exchange may terminate this Agreement or any part of the Services upon 30 days' written notice to the other party. In addition, the Exchange may suspend or terminate the Services to User immediately if it determines, in the Exchange's sole reasonable determination, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that the Exchange determines to be detrimental to the Exchange or its members; (iii) User poses a credit risk to the Exchange; (iv) User is retransmitting or republishing the Exchange Data without the prior approval of the Exchange; (v) User has violated any Exchange Rules; or (vi) User ceases to be a member in good standing with the Exchange. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Agreement for any reason: 8, 9, 10, 12, 13, 14, 15, 16, 17, 18, 19, 24 and 26. In no event will termination of this Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to the Exchange.

20. **Acknowledgement of SRO Obligations**. The Exchange represents: (i) that the Exchange is registered with the SEC as a national securities exchange pursuant to Section 6 of the Act; (ii) that the Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (iii) that Section 19(g)(1) of the Act mandates that the Exchange, as an SRO, comply with the Act; and (iv) that the Exchange has jurisdiction over its members to enforce compliance with the Act as well as the Exchange Rules and interpretations thereof. Accordingly, User agrees that the Exchange, when required to do so in fulfillment of its statutory obligations, may, in accordance with Exchange Rules, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities, including User, to receive or use the Services. The Exchange shall undertake reasonable efforts to notify User of any such condition, modification or termination, and User shall promptly comply with any requirement that may be contained in such notice within such period of time as may be determined in good faith by the Exchange to be necessary and consistent with its statutory obligations. Any individual or entity that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder and Exchange Rules.

21. **Assignment**. User's license to use the Services during the term of this Agreement is personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without the Exchange's prior approval, which will not be unreasonably withheld. The Exchange may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

22. **Force Majeure**. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

23. **Severability**. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

24. **Arbitration**. In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Agreement or the breach thereof will be resolved and settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in the State of New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

25. **Amendment**. The Exchange may amend any term or condition of this Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Users generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response must be received no later than sixty (60) days after the date that the Exchange distributed the initial notice. The Exchange will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the System after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Agreement, and no modification to this Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

26. **Miscellaneous**. All notices or approvals required or permitted under this Agreement must be given in writing to the Exchange at the address specified above or to User at its last reported principal office address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York. For all matters not subject to Section 24 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between the Exchange and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Long-Term Stock Exchange, Inc.		**User**	
Signature:	______________________	Signature:	______________________
Printed Name:	______________________	Printed Name:	______________________
Title:	______________________	Title:	______________________
Date:	______________________	Date:	______________________

Addendum F-7

LTSE User Agreement Addendum to Permit Volume Attribution

USER AGREEMENT ADDENDUM TO PERMIT VOLUME ATTRIBUTION

This User Agreement Addendum to Permit Volume Attribution (this “Addendum”), with an effective date as of the date executed on the signature page hereof, is made by and between Long-Term Stock Exchange, Inc. (the “Exchange”) and the user referenced below (“User”) (each a “Party” and, together, the “Parties”). Capitalized terms used but not defined in this Addendum shall have the meaning set forth in the User Agreement by and between the Exchange and User (the “User Agreement”).

User’s execution of this Addendum is optional. By signing this form, User authorizes attribution of Covered Data (as defined below) in Exchange data products and/or on the Exchange’s public website.

An executed version of this Addendum and any other requested documents can be delivered to the Exchange via email to membership@longtermstockexchange.com or postal mail to:

Long-Term Stock Exchange, Inc.
101 Greenwich Street
STE 1103
New York, NY 10006

TERMS OF ADDENDUM

Whereas, the Exchange provides certain services to User pursuant to the User Agreement and User desires to continue to use such services as modified below, for good and valuable consideration, User and the Exchange agree as follows:

1. **Scope**. This Addendum shall be deemed to be a supplement to the User Agreement and all terms and provisions of the User Agreement which are not expressly overridden by the terms and conditions of this Addendum shall be incorporated herein by reference. This Addendum shall only apply to the Attribution Type(s) and User’s identity associated with attributed Market Participant Identification Numbers (“MPIDs”) selected by User below (collectively, the “Covered Data”).

   Attribution Type: User limits the applicability of this Addendum to the following type of attribution:

   ☐ Allow use of User’s identity in connection with its aggregate volume ranking relative to other Users

   Attributed MPIDs: User limits the applicability of this Addendum to the following MPIDs:

   ☐Aggregate all User MPIDs ☐ Aggregate selected User MPIDs: ___________________________________

2. **Modification of User Agreement**. The Parties acknowledge that the User Agreement, including but not limited to Sections 8 and 10 therein, requires the Exchange to keep User’s identity confidential and would preclude the Exchange from publishing any information regarding information and data that User or User’s agent enters into the Exchange. Notwithstanding such provisions, User hereby grants to the Exchange a non-exclusive, non- assignable, non-transferable, worldwide, revocable license to receive and use Covered Data (as defined by User’s selection(s) above) within Exchange market data products and/or on the Exchange’s public website even if such use of Covered Data is inconsistent with the terms of the User Agreement. The license granted hereunder shall remain in effect for the term of the User Agreement, unless this Addendum is terminated earlier by User or the Exchange upon 30 days’ written notice to the other Party.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Long-Term Stock Exchange, Inc.		**User**	
Signature:	____________________	Signature:	____________________
Printed Name	____________________	Printed Name:	____________________
Title:	____________________	Title:	____________________
Date:	____________________	Date:	____________________

Addendum F-9

LTSE Connectivity Agreement and Forms

CONNECTIVITY AGREEMENTS AND FORMS

A Long-Term Stock Exchange, Inc. ("LTSE" or the "Exchange") User, as such term is defined in LTSE Rule 1.160, applying to use the connectivity services of the Exchange must complete the relevant connectivity agreements and forms listed below.

The User must execute and deliver all materials listed on the Connectivity Checklist below via email to membership@longtermstockexchange.com or postal mail to:

Long-Term Stock Exchange, Inc.
101 Greenwich Street
STE 1103
New York, NY 10006

CONNECTIVITY CHECKLIST

Connectivity Agreements and Forms
Member Broker Dealer ☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 2–7) ☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 8) ☐ Equities Port Request Form (if Member is not connecting via Service Bureau) (pg. 9) ☐ Service Bureau Authorization (if connecting via Service Bureau) (pg. 10)
Service Bureau ☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 2–7) ☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 8) ☐ Equities Port Request Form (pg. 9) ☐ Service Bureau Authorization (co-signed by Member Broker-Dealer) (pg. 10)
Data Recipient ☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 2–7) ☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 8)
Clearing Agency (if connecting to Exchange for drop copies) ☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 2–7) ☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 8) ☐ Equities Port Request Form (pg. 9)
Extranet Provider ☐ Connectivity Services Agreement (pg. 2–7) ☐ Physical Connectivity Order Form (pg. 8) ☐ Extranet Addendum to the Connectivity Services Agreement (pg. 11–12)
Sponsored Participant ☐ N/A
Data Subscriber ☐ N/A

Note: All agreements and forms sent to the Exchange will be reviewed for completeness. User is required to notify LTSE of any information/documentation submitted as part of this connectivity process that becomes inaccurate or incomplete following submission. All agreements and forms are deemed confidential by LTSE and are handled in a secure environment.

Agreements or forms may, however, be shared with other self-regulatory organizations (e.g., the Financial Industry Regulatory Authority, Inc.) or law enforcement officials, as necessary, to evaluate and process the documents.

If you have questions on completing the Connectivity Checklist, you may direct them to membership@longtermstockexchange.com or (646) 956-5873. In addition, please refer to the Exchange's website at https://longtermstockexchange.com/ for additional information regarding the process.

[Remainder of page intentionally left blank.]

CONNECTIVITY SERVICES AGREEMENT

This Long-Term Stock Exchange, Inc. ("LTSE" or the "Exchange") Connectivity Services Agreement (the "Agreement") is a binding agreement between you ("User") and LTSE, a Delaware corporation, with its principal office at 101 Greenwich Street, STE 1103, New York, NY 10006, and shall be effective as of the date executed on the signature page hereof (the "Effective Date"). LTSE and User are each a "Party" to this Agreement, and are collectively referred to as the "Parties" herein.

1. Services. This Agreement authorizes User to receive the Services. As used in this Agreement, "Services" shall mean (i) those services described on User's Physical Connectivity Order Form (the "Order Form"), and (ii) any other connectivity services provided by LTSE to User to the extent such services are not addressed by another agreement between LTSE and User. User acknowledges and agrees that nothing in this Agreement constitutes an understanding by LTSE to continue any aspect of the Services in their current form. LTSE may from time to time make additions, deletions, or modifications to the Services. In such events, LTSE shall use commercially reasonable efforts to notify User prior to any such changes becoming effective. User's continued use of the Services following any such addition, deletion, or modification will constitute User's acceptance of the same.

2. Connectivity and Redistribution. User is solely responsible for providing and maintaining all necessary electronic communications required to link to the Services, including wiring, computer hardware, software, communication line access, and networking devices (as applicable). This Agreement authorizes User to access LTSE, whether physically or logically, in order to provide Authorized Third Parties (as defined herein) with access to LTSE and/or certain data feeds associated therewith and/or certain other authorized non-Exchange services. In order to receive and/or redistribute LTSE data, User shall also enter into an LTSE Data Agreement (the "Data Agreement"). Nothing herein shall limit User's requirements and obligations arising under the Data Agreement, if applicable. User shall take reasonable security precautions to prevent unauthorized individuals or entities from gaining access to LTSE. User shall comply with all reasonable security specifications or requirements of LTSE in order to prevent LTSE and LTSE data from being improperly used or accessed, or from being improperly taken. User shall not provide any third party with access to LTSE or LTSE data unless such third party is an Authorized Third Party, pursuant to LTSE's prior written consent. For purposes of this Agreement, an "Authorized Third Party" is a party that LTSE has approved to connect to LTSE via connectivity supplied by User and/or to receive LTSE data or other LTSE authorized services transmitted through User.

(a) Approval and Termination Notice Requirements. In order for a party to be approved as an Authorized Third Party, User must submit a request to LTSE that includes the name and contact information of the party to whom connectivity will be provided. LTSE will typically approve or reject a request within two (2) business days, but is under no obligation to respond within that time frame. Where a request is rejected by LTSE, User may not provide the applicable party with connectivity to LTSE. In the event User desires to terminate the provision of Services to an Authorized Third Party, User must submit written notice to LTSE that identifies the name of the Authorized Third Party and the effective date of such termination. All notifications submitted to LTSE pursuant to this Agreement shall be given in accordance with LTSE's Connectivity Manual available at http://ltse.com/, as may be amended from time to time (the "Connectivity Manual"). If any Authorized Third Party fails to comply with any of the conditions, terms, or provisions of this Agreement, as applicable to such Authorized Third Party, a Data Agreement, or any other agreement between an Authorized Third Party and LTSE, and the Authorized Third Party has failed to cure such non-compliance within the cure period, if any, set forth in the applicable agreement, or if an Authorized Third Party has made any representation in any such agreement which was or has become untrue, then User shall, within five (5) business days after receipt of notice from LTSE of such failure or untruth, cease providing access to LTSE and/or LTSE data to such Authorized Third Party and shall, within seven (7) business days following the receipt of such notice, confirm such cessation by notice to LTSE.

(b) List of Authorized Third Parties. User shall maintain, keep current, and provide to LTSE promptly upon request a list of Authorized Third Parties to whom User provides access to LTSE and/or certain data feeds associated therewith. Unless otherwise provided by LTSE, User shall use reasonable efforts to respond to such a request within fifteen (15) days of receipt of the request.

(c) Network Requirements. User must comply with all applicable LTSE network requirements, contained in the Connectivity Manual. LTSE will provide notice of any material amendments to the LTSE network requirements and User shall comply with the amended LTSE network requirements within thirty (30) days of receipt of such notice.

3. Fees.

(a) Services Fees. User agrees to make timely payment of all Services fees, as well as any applicable late fees, in accordance with the payment terms set forth in the Order Form or, if none are specified, within thirty (30) days of the invoice date. In the event of User's failure to make payment within such time period, LTSE reserves the right to terminate the subject Service(s) upon notice to User. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, the Services. User shall pay LTSE a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute.

(b) Adjustments to Services Fees. LTSE may adjust the fees for the Services upon reasonable notice to User; provided, however, that LTSE may pass through to User, without notice, any third-party charges, fees, taxes, or terms and conditions incurred by LTSE in connection with the provision of Services. If User is receiving a physical connection from LTSE, User may acquire a physical connection for transition purposes at no additional cost, provided that User transitions its connection within three (3) weeks from the date at which the replacement connection is live. If, after three (3) weeks, the legacy connection is not terminated, User will be charged for an additional connection.

4. Term. The initial, one (1) month term of this Agreement shall commence upon the Effective Date and shall automatically renew for additional one (1) month terms at the beginning of each subsequent calendar month thereafter, unless terminated by User or LTSE as provided below.

5. Termination.

(a) By User. User may terminate this Agreement, or cancel any physical connection provided hereunder, upon thirty (30) days' prior written notice to LTSE.

(b) By LTSE. LTSE may terminate this Agreement, any or all of the Services provided hereunder, or any authorization to allow connectivity to an Authorized Third Party at any time or from time to time upon thirty (30) days' prior written notice to User. Notwithstanding the foregoing, LTSE may suspend or terminate the Services immediately upon notice to User if it determines, in LTSE's sole reasonable discretion, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that LTSE determines are or may be detrimental to LTSE, its investors or Members (as defined in the Exchange Rule 1.160), including without limitation detrimental to the performance and operation of the Services; (iii) User has become insolvent; has made an assignment for the benefit of creditors; is not paying debts as they become due, or admits, in writing, its inability to pay debts when due; has filed, or has filed against it, any petition under any applicable bankruptcy laws or an application for a receiver, trustee, or custodian of User is made by anyone; or becomes the subject of any proceedings of bankruptcy, insolvency, reorganization, dissolution, receivership, liquidation or arrangement, adjustment, or composition, or otherwise poses a credit risk to LTSE, its investors or Exchange Members; (iv) User is retransmitting or republishing any LTSE data feeds, including market data, or providing any connectivity to LTSE without the prior approval of LTSE; (v) User has violated any Exchange Rules; or (vi) if User is a Member of an Exchange, User ceases to be a Member in good standing with the Exchange, or User is otherwise no longer authorized to use the Services; or (vii) any representations or warranties made by User in connection with this Agreement are or become false or misleading.

(c) Consequences of Termination. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease and User shall immediately pay to LTSE any and all amounts owed to LTSE under this Agreement, including without limitation all Services fees owed in respect of the entirety of the then current calendar month (e.g., if the Agreement is terminated on February 15th, Users shall nevertheless be required to pay LTSE the monthly Services fees for the entirety of the month of February). The following Sections will survive the termination or expiration of this Agreement for any reason: Sections 3, 5(c), and 6 through 14. In no event will termination of this Agreement relieve User of any obligations incurred prior to the effective date of termination or through its use of or connection to the Services.

6. **DISCLAIMER OF WARRANTY.** THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO ANY SOFTWARE OR OTHER MATERIALS, OR ANY SERVICES, MADE AVAILABLE TO USER, AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY LTSE WILL MEET USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. LTSE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE SERVICES AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF THE SERVICES BY ANOTHER PERSON HAVING ACCESS TO THE SERVICES INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

7. **NO CONSEQUENTIAL DAMAGES**. ABSENT FRAUD OR WILLFUL MISCONDUCT BY LTSE OR A CLAIM ARISING OUT OF LTSE's INDEMNIFICATION OBLIGATIONS (AS DESCRIBED BELOW), UNDER NO CIRCUMSTANCES WILL LTSE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE, OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF THE SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF THE SERVICES, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, BUT SUBJECT TO THE EXPRESS LIMITS SET FORTH BELOW, LTSE MAY BE LIABLE TO USER, IF USER IS AN EXCHANGE MEMBER, TO THE EXTENT SUCH LIABILITY ARISES BASED ON ITS THEN APPLICABLE EXCHANGE RULE CONCERNING LIMITATION OF LIABILITY. EXCEPT FOR FRAUD, WILLFUL MISCONDUCT, OR A CLAIM ARISING OUT OF LTSE's INDEMNIFICATION OBLIGATIONS STATED BELOW, LTSE'S TOTAL LIABILITY IN RESPECT OF ANY AND ALL CLAIMS ARISING FROM OR RELATED TO THIS AGREEMENT, IN CONTRACT, TORT, OR OTHERWISE, WILL BE LIMITED TO THE LESSER OF: (i) ACTUAL DAMAGES INCURRED BY USER AS A DIRECT RESULT OF LTSE'S ACT OR OMISSION, AND (ii) $10,000.

8. **Indemnification by User.** User agrees to indemnify, defend, and hold harmless LTSE, its owners, subsidiaries, and affiliates, its and their respective officers, directors, employees, and agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this Agreement, unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from LTSE’s willful misconduct, fraud, or breach of LTSE’s obligations under this Agreement.

9. **Indemnification by LTSE.** LTSE agrees to indemnify, defend, and hold harmless User and its subsidiaries and affiliates, and its and their respective officers, directors, employees, and agents, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third-party claim that LTSE or the Services, or User’s use thereof, infringes any copyright, patent, trademark, trade secret, or other intellectual property right.

10. **Assignment.** User’s rights hereunder to use the Services during the term of this Agreement are personal, non-exclusive and non-transferable. User shall not assign, delegate, or otherwise transfer this Agreement, or any of its

rights or obligations hereunder, without LTSE's prior approval, which will not be unreasonably withheld. LTSE may assign or transfer this Agreement, or any of its rights or obligations hereunder, to a related or unrelated party, upon notice to User.

11. Force Majeure. Neither Party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the Party's control; provided, however, that such Party will not have contributed in any way to such event.

12. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

13. Amendment. This Agreement may be amended from time to time by LTSE in its sole discretion, and LTSE shall provide reasonable notice to User prior to any such amended Agreement becoming effective. Use of any Services following any amendment of this Agreement becoming effective shall constitute User's agreement to such amendment.

14. Miscellaneous. All notices or approvals required or permitted under this Agreement must be given in writing to LTSE at the address specified above or to User at its last reported principal office address. No waiver under this Agreement will be effective unless executed in writing and signed by the party waiving any of its rights hereunder. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Agreement. This Agreement, together with the Order Form, any addenda or schedules hereto, and any other documents incorporated by reference, constitutes the complete and entire statement of all conditions and representations of the agreement between LTSE and User with respect to its subject matter, and supersedes all prior writings or understandings with respect to such subject matter. In the event of any conflict between the business terms of the main body of this Agreement and any business terms set forth in an Order Form, such terms set forth in the Order Form shall govern.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first set forth above.

Long-Term Stock Exchange, Inc.		**User**	
Signature:	______________________	Signature:	______________________
Printed Name	______________________	Printed Name:	______________________
Title:	______________________	Title:	______________________
Date:	______________________	Date:	______________________

User Information		
Firm:		
Address:		
City:	State	Zip:

Business Contact	Technical Contact
Name	Name:
Address:	Address:
Email:	Email:
Phone:	Phone:

Billing Address		Billing Contact
Firm:		Name:
Address:		Address:
City:		Email:
State:	Zip:	Phone:

PHYSICAL CONNECTIVITY ORDER FORM

Contact Information		
Firm:		
Address:		
City:	State	Zip:

Business Contact	**Technical Contact**
Name	Name:
Address:	Address:
Email:	Email:
Phone:	Phone:

Billing Address		**Billing Contact**
Firm:		Name:
Address:		Address:
City:		Email:
State:	Zip:	Phone:

Switch Port* Selection	
Specify Side and Quantity:	Customer Public BGP ASN:
LTSE Primary: ☐ A-Side Qty: _______________ ☐ B-Side Qty: _______________	
Disaster Recovery: ☐ C-Side Qty: _______________	Customer Public IP Range:
LTSE Test Facility ("ITF"): ☐ I-Side Qty: ________________	
Add:	Remove:
Authorized Contact Name:	
Authorized Signature:	Date:

* Note that the 10Gbps is the only physical interface available for new physical connectivity orders into the LTSE Primary and Disaster Recovery data centers. 10Gbps interfaces are the default physical interface available into the LTSE Test Facility.

EQUITIES PORT REQUEST FORM

[To be determined]

SERVICE BUREAU AUTHORIZATION

1. This Service Bureau Authorization (the "Authorization") is between Long Term Stock Exchange, Inc., a Delaware corporation with its principal office at 101 Greenwich Street, STE 1103, New York, NY 10006 ("LTSE or the "Exchange"), the member of the Exchange designated below ("Member"), and the authorized service bureau designated below ("Service Bureau"). The Exchange, the Member and Service Bureau are collectively referred to as the "Parties".

2. The Service Bureau acknowledges that it is a party to a Service Bureau Agreement with LTSE.

3. This Authorization authorizes the Service Bureau to enter, cancel and execute orders, as well as to make any modifications thereto, on the Exchange on behalf of the Member. Service Bureau further represents and warrants that it will only route orders to the Exchange on behalf of the Member with which it has executed this Authorization.

4. By executing this Authorization, the undersigned Member agrees that it is responsible for all orders entered on the Exchange by or through the Service Bureau using Member's market participant identifier ("MPID"). Member also agrees to accept and honor all trades executed on the Exchange as a result of orders routed to the Exchange by or through the Service Bureau using Member's MPID, regardless of whether such orders were provided to the Exchange in error by Service Bureau.

5. Member understands and agrees that it is its sole responsibility to immediately notify LTSE in the event that it wishes to terminate this Authorization.

6. This Authorization is for the term of one (1) year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon twenty-four (24) hours' prior written notice to the other Party.

7. This Authorization will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Member and Service Bureau submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Authorization.

IN WITNESS WHEREOF the Parties have executed this Service Bureau Authorization effective as of the date set forth below.

Long-Term Stock Exchange, Inc.	**Service Bureau**	**Member**
Signature	Signature	Signature
Print Name	Print Name	Print Name
Title	Title (must be an officer)	Title (must be an officer)
Date	Date	Date
	Service Bureau Contact	MPID of Member
	Email Address of Contact Person	

EXTRANET ADDENDUM TO THE LTSE CONNECTIVITY SERVICES AGREEMENT

This Addendum (this "Addendum"), with an effective date as of the date executed on the signature page hereof, is made by and between Long-Term Stock Exchange, Inc. ("LTSE" or the "Exchange") and the user referenced below ("User") (together, the "Parties"). Terms not defined in this Addendum shall have the meanings set forth in the Connectivity Services Agreement executed by and between LTSE and User, as may be amended from time to time (the "Connectivity Services Agreement").

User's execution of this Addendum is optional. By signing this Addendum, User identifies itself as an extranet (an "Extranet") and agrees to adhere to all obligations of an Extranet as set forth in the LTSE Extranet Manual, as may be amended from time to time (the "Extranet Manual"), and authorizes LTSE to identify User as an Extranet and to include User's sales contact and service offerings in materials made publicly available on LTSE's website.

Executed versions of this Addendum and any other requested documents can be delivered to LTSE via email to membership@longtermstockexchange.com or postal mail to:

Long-Term Stock Exchange, Inc.
101 Greenwich Street
STE 1103
New York, NY 10006

TERMS OF ADDENDUM

Whereas LTSE provides certain services to User pursuant to the Connectivity Services Agreement, and User desires to continue to use such services as modified below. For good and valuable consideration, User and LTSE agree as follows:

1. **Scope**. This Addendum shall be deemed to supplement the Connectivity Services Agreement. Except as set forth herein, all of the terms and conditions of the Connectivity Services Agreement are hereby incorporated by reference and shall remain in full force and effect and are not superseded or amended by this Addendum; provided, however, that in the event of a conflict between the terms and conditions of this Addendum and the terms and conditions of the Connectivity Services Agreement, the terms and conditions of this Addendum control.

2. **Modification of Connectivity Services Agreement**. User hereby requests that LTSE identify User as an Extranet, and hereby acknowledges and agrees to adhere to all requisite obligations of an Extranet as specified in the Extranet Manual. Such obligations include, without limitation, having provisioned redundant, high-speed connections to LTSE for use by multiple Members, as such term is defined in LTSE Rule 1.160. LTSE agrees that it will include User's sales contact and service offerings in materials made publicly available by LTSE, including publication on LTSE's website and/or any other promotional materials as determined in LTSE's reasonable discretion, within two (2) weeks of both execution of this Addendum and verification that User is in compliance with the specific Extranet requirements set forth in the Extranet Manual.

3. **Obligations of Extranet**. By entering into this Addendum, User acknowledges and agrees to the following:

(a) User has no rights in or to LTSE data, except for the right to transmit the Exchange data to the degree permitted under this Addendum, the Connectivity Services Agreement, and the Data Agreement. User acknowledges and agrees that LTSE has: (i) proprietary rights in the information and data that originates on, derives from, or relates to markets that are regulated, operated, or administered by LTSE, in the information and data that relates to individuals and entities that are regulated by LTSE, and in the information and data that relates to activities that are regulated or operated by LTSE; and (ii) compilation rights or other rights in information and data gathered from other sources. All LTSE data, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between the Parties, be and remain the sole and exclusive property of LTSE. User shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance, and full enjoyment by LTSE, its licensees, transferees, and assignees, of the proprietary rights of LTSE to LTSE data and LTSE's networks and systems.

(b) User agrees not to: (i) format, display, access (except to the degree reasonably necessary to maintain the security of User's network and not otherwise in violation of this Addendum or the Connectivity Services Agreement), or alter LTSE data received through and from its connection to LTSE; (ii) affect the integrity of LTSE data; or (iii) render LTSE data inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. User represents that it will not interfere with or adversely affect any of the component parts or processes of LTSE data, its connection to any of LTSE's systems, or any use thereof by any other Authorized Third Party, as such term is defined in the Connectivity Services Agreement.

IN WITNESS WHEREOF the Parties hereto have caused this Addendum to be executed by their duly authorized officers.

Long-Term Stock Exchange, Inc.		**User**	
Signature:	______________________	Signature:	______________________
Printed Name	______________________	Printed Name:	______________________
Title:	______________________	Title:	______________________
Date:	______________________	Date:	______________________

#90190218v14

Addendum F-10

LTSE Data Subscriber Agreement

DATA SUBSCRIBER AGREEMENT

Vendor may not modify or waive any term of this Data Subscriber Agreement (the "Agreement"). Any attempt to modify this Agreement, except by Long-Term Stock Exchange, Inc. or its affiliates (collectively, "LTSE"), is void.

This Agreement, with an effective date as of the last date executed on the signature page hereof, is made by and between the vendor referenced below ("Vendor") and the data subscriber referenced below ("Subscriber") (each a "Party" and, together, the "Parties").

1. Definitions. Capitalized terms used herein shall have the meanings set forth in this Section 1.

"Claims or Losses" shall mean any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, costs, judgments, settlements and expenses of any nature, whether incurred by or issued against an indemnified party or a third-party, including, without limitation: (a) indirect, special, punitive, consequential or incidental loss or damage; and (b) administrative costs, investigatory costs, litigation costs, and auditors' and attorneys' fees and expenses (including in-house personnel).

"Exchange Data" shall mean certain data and other information relating to securities or other financial instruments, products, vehicles or devices, or relating to Persons regulated by LTSE or to activities of LTSE, or gathered by LTSE from other sources.

"Non-Professional Subscriber" shall mean any natural person who is not: (a) registered or qualified in any capacity with the SEC, the Commodities Futures Trading Commission, any state securities agency, any securities exchange or association, or any commodities or futures contract market or association; (b) engaged as an "investment advisor" as that term is defined in Section 202(a)(11) of the Investment Advisors Act of 1940 (whether or not registered or qualified under that Act); or (c) employed by a bank or other organization exempt from registration under federal or state securities laws to perform functions that would require registration or qualification if such functions were performed for an organization not so exempt.

"Person" shall mean any individual, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, or other entity.

"Professional Subscriber" shall mean all other Persons who do not meet the definition of Non-Professional Subscriber.

"SEC" shall mean the U.S. Securities and Exchange Commission.

"Subscriber" shall mean, collectively, all Non-Professional Subscribers and Professional Subscribers.

"Vendor" shall mean "Data Recipient," as that term is defined in the Long-Term Stock Exchange, Inc. Data Agreement, as may be modified from time to time.

"Vendor's Service" shall mean the service from a Vendor, including the data processing equipment, software, and communications facilities related thereto, for receiving, processing, transmitting, using, and disseminating Exchange Data to or by Subscriber.

2. Use of Data. Subscriber may not sell, lease, furnish, or otherwise permit or provide access to Exchange Data to any other Person or to any other office or place. Subscriber will not engage in the operation of any illegal business use, or permit anyone else to use Exchange Data, or any part thereof, for any illegal purpose or violation of any LTSE or SEC rule or regulation. Subscriber may not present Exchange Data rendered in any unfair, misleading, or discriminatory format. Subscriber shall take reasonable security precautions to prevent unauthorized Persons from gaining access to Exchange Data.

(a) Use by Non-Professional Subscribers**.** Exchange Data is licensed only for personal use by a Non-Professional Subscriber. By representing to Vendor that Subscriber is a Non-Professional Subscriber, or by continuing to receive Exchange Data at a Non-Professional Subscriber rate, Subscriber is affirming to Vendor and LTSE that Subscriber meets the definition of Non-Professional Subscriber as set forth herein. A Non-Professional Subscriber shall comply promptly with any reasonable request from LTSE, or its designee, for

#90190220v7

information regarding the Non-Professional Subscriber's receipt, processing, display, use, and redistribution of Exchange Data.

(b) Use by Professional Subscribers. Exchange Data is licensed for internal business use and/or personal use by a Professional Subscriber. Professional Subscriber may, on a non-continuous basis, furnish limited amounts of Exchange Data to customers in written advertisements, correspondence, or other literature during voice telephonic conversations not entailing computerized voice, automated information inquiry systems, or similar technologies. Professional Subscriber shall make its premises available to LTSE, or its designee, for physical inspection of Vendor's Service and of Professional Subscriber's use of Exchange Data (including review of any records regarding use of or access to Exchange Data, and the number and locations of all devices that receive Exchange Data), all at reasonable times and upon reasonable notice, to ensure compliance with this Agreement.

3. Proprietary Data. LTSE grants to Subscriber a non-exclusive, non-transferable license during the term of the Agreement to receive Exchange Data distributed to it by Vendor and, thereafter, to use such Exchange Data as permitted under the terms of this Agreement and all applicable laws, statutes, rules, and regulations of LTSE and the SEC, including but not limited to, LTSE's rule filings, LTSE's decisions and interpretations and any specifications or successors of such laws, statutes, rules, and regulations. Subscriber acknowledges and agrees that LTSE and its affiliates have proprietary rights to Exchange Data that originates on or is derived from markets regulated or operated by LTSE and compilation or other rights to Exchange Data gathered from other sources. Subscriber further acknowledges and agrees that LTSE's third-party information providers have exclusive proprietary rights to their respective information. In the event of any misappropriation or misuse by Subscriber or anyone who accesses Exchange Data through Subscriber, LTSE or its third-party information providers shall have the right to obtain injunctive relief for its respective materials. Subscriber shall attribute the source of Exchange Data as appropriate under all circumstances.

4. Payment. Subscriber shall assume full and complete responsibility for the payment of any taxes, charges, or assessments imposed on Subscriber or LTSE (except for U.S. federal, state, or local income taxes, if any, imposed on LTSE) by any foreign or domestic national, state, provincial, or local governmental bodies, or subdivisions thereof, and any penalties or interest relating to the provision of Exchange Data to Subscriber. Interest shall be due from the date of the invoice to the time that the amounts that are due have been paid. To the extent permitted by applicable law, Subscriber acknowledges and agrees that the termination of Vendor's Services for failure to make payments shall not be considered an improper limitation of access by LTSE. For Professional Subscribers, if any payment is due directly to LTSE under this Agreement, payment in full is due LTSE in immediately available funds within thirty (30) days of the date of an invoice, whether or not use is made of, or access it made to, Exchange Data. Subscriber agrees to pay LTSE a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute.

5. System. Subscriber acknowledges that LTSE, in its sole discretion, may from time to time make modifications to its system or Exchange Data. Such modifications may require corresponding changes to be made to Vendor's Service. Changes, or the failure to make timely changes, by Vendor may sever, delay, or otherwise affect Subscriber's access to or use of Exchange Data. LTSE shall not be responsible for any such effects. LTSE does not endorse or approve any Vendor, Vendor's Service, or equipment utilized by Vendor or Subscriber.

6. Limitation of Liability.

LTSE, its officers, directors, shareholders, employees, agents, and consultants shall not be liable to Subscriber or to any other Person for any inaccurate or incomplete Exchange Data received from LTSE or from Vendor, any delays, interruptions, errors, or omissions in the furnishing thereof, or any direct, indirect, or consequential damages arising from or occasioned by said inaccuracies, delays, interruptions, errors, or omissions.

This Section shall not relieve LTSE, Vendor, Subscriber, or any other Person from liability for damages that result from their own gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

LTSE, Vendor, and Subscriber understand and agree that the terms of this Section reflect a reasonable allocation of risk and limitation of liability.

7. **DISCLAIMER OF WARRANTIES.** SUBSCRIBER EXPRESSLY ACKNOWLEDGES THAT LTSE AND ITS THIRD-PARTY INFORMATION PROVIDERS DO NOT MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY OR FITNESS FOR A PARTICULAR PURPOSE.

8. **Third-Party Information Providers' Limitation of Liability.** LTSE's third-party information providers shall have no liability for any damages, whether direct or indirect, whether lost profits, indirect, special, or consequential damages of Subscriber, or any other Person seeking relief through Subscriber, relating to the accuracy of, or delays or omissions in, any Exchange Data provided by LTSE's third-party information providers, even if the third-party information providers have been advised of the possibility of such damages. In no event will the liability of the third-party information providers or their affiliates to Subscriber or any other Person seeking relief through Subscriber pursuant to any cause of action, whether in contract, tort, or otherwise, exceed the fee paid by Subscriber or any other Person seeking relief through Subscriber, as applicable.

9. **Claims and Losses.** Subscriber agrees to indemnify and hold harmless LTSE, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related Persons from any and all Claims or Losses imposed on, incurred by, or asserted as a result of or relating to: (a) any noncompliance by Subscriber with the terms and conditions hereof; and (b) any third-party actions related to Subscriber's receipt and use of Exchange Data, whether authorized or unauthorized under this Agreement. Each Party agrees to indemnify and hold harmless (and in every case, LTSE shall be permitted to solely defend and settle) another Party (including LTSE) and their owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related Persons, against any Claims or Losses arising from, involving, or relating to a claim of infringement or other violation of an intellectual property right by the indemnifying Party provided that: (a) the indemnified Party promptly notifies the indemnifying Party in writing of the Claims or Losses; and (b) the indemnified Party reasonably cooperates in the defense of the Claims or Losses.

10. **Termination.** Subscriber acknowledges that LTSE, when required to do so in fulfillment of statutory obligations or otherwise, may by notice to Vendor unilaterally limit or terminate the right of any or all Persons to receive or use Exchange Data, or any part thereof, and that Vendor shall immediately comply with any such notice and terminate or limit the furnishing of Exchange Data and confirm such compliance by written notice to LTSE. Any affected Person will have available to it such procedural protections as are provided by the Securities Exchange Act of 1934 (the "Exchange Act") and applicable rules and regulations thereunder. In addition to the termination rights permitted under any agreement Subscriber may have with Vendor, this Agreement may be terminated by Subscriber upon thirty (30) days' written notice to Vendor and by LTSE upon thirty (30) days' written notice either to Vendor or Subscriber. In the event of Subscriber's breach, the discovery of the untruth of any representation or warranty of Subscriber, or where directed by the SEC in its regulatory authority, LTSE may terminate this Agreement upon not less than thirty (30) days' written notice to Subscriber provided either by LTSE or Vendor.

11. **Notices.** All communications required to be given in writing to LTSE under this Agreement shall be directed to:

Long-Term Stock Exchange, Inc.
101 Greenwich Street
STE 1103
New York, NY 10006

Direct communication to Subscriber at the last address known to Vendor shall be considered given (a) upon actual receipt if delivered by email, or (b) upon posting the notice or other communication on https://longtermstockexchange.com/ or a successor website. Subscriber promptly shall give written notice to Vendor of any change in the name or place of residence or business at which Exchange Data is received.

12. **Assignment.** This Agreement shall inure to the benefit of and shall be binding upon the Parties hereto and their respective permitted successors and assigns. Neither Vendor nor Subscriber shall assign this Agreement (including by operation of law) without the prior written consent of LTSE; provided, however, that LTSE shall not unreasonably withhold such consent. Notwithstanding the foregoing, Vendor or Subscriber may assign this Agreement to an affiliate or subsidiary without the prior written consent of LTSE, provided that the assigning Party is not currently in breach of this Agreement or delinquent in any fees owed to LTSE. LTSE may, as permitted by the Exchange Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to Vendor and Subscriber.

13. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

14. Entire Agreement; Amendment; Waiver. This Agreement constitutes the complete and entire agreement of the Parties to this Agreement with respect to its subject matter and supersedes all prior writings or understandings. If there is any conflict and/or inconsistency between this Agreement and Vendor's agreement with Subscriber, the terms of this Agreement shall prevail as between LTSE and Subscriber. LTSE may modify any term of this Agreement upon sixty (60) days' written notice either to Vendor or Subscriber, and any use of Exchange Data after such date shall be deemed acceptance of the new term or condition. No failure on the part of LTSE or Subscriber to exercise, no delay in exercising, and no course of dealing with respect to any right, power, or privilege under the Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.

15. Governing Law; Venue. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. Subscriber hereby submits to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement.

16. Headings. Section headings are included for convenience only and are not to be used to construe or interpret this Agreement. All references contained herein to sections or subsections shall refer to the sections or subsections of this Agreement, unless specific reference is made to the sections or subsections of another document.

17. Third-Party Beneficiary. Vendor and Subscriber hereby designate LTSE as a third-party beneficiary of this Agreement, having the right to enforce any provision herein.

18. Cumulative Remedies. Except as otherwise limited herein, all rights and remedies provided in this Agreement are cumulative and not exclusive, and the exercise by either Party of any right or remedy does not preclude the exercise of any other rights or remedies that may now or subsequently be available at law, equity, by statute, in any other agreement between the Parties, or otherwise.

19. Counterparts. This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the Parties hereto have caused this Agreement to be executed by their duly authorized officers.

To execute this Agreement, you must be 18 years of age and you must designate yourself as either a Non-Professional Subscriber or Professional Subscriber (see Section 2 above).

Subscriber Type: ☐ Individual – Complete Section A.
☐ Firm or Organization – Complete Section B

A. INDIVIDUAL SUBSCRIBER INFORMATION	
Subscriber Name:	Date:
Signature:	
Subscriber Status: ☐ Professional ☐ Non-Professional* **To qualify as a Non-Professional Subscriber, you must meet all of the terms set forth in Section 2 of the Agreement.*	

B. ORGANIZATIONAL SUBSCRIBER INFORMATION	
Subscriber Organization Name:	Date:
Representative Name**:	Title:
Signature:	
***The Representative must be authorized in writing by the organization to execute the Agreement. LTSE may request documentation evidencing this authority.*	

VENDOR INFORMATION (FOR VENDOR OR DATA PROVIDER USE ONLY)	
Vendor Name:	Date:
Representative Name**:	Title:
Signature:	
***The Representative must be authorized in writing by Vendor to execute the Agreement. LTSE may request documentation evidencing this authority.*	

Addendum F-11

LTSE Data Agreement and Forms

DATA AGREEMENT AND FORMS

A user applying to receive authorized access to Long-Term Stock Exchange, Inc.'s ("LTSE" or the "Exchange") data ("User") must execute and deliver the identified materials on the Data Checklist below via email to membership@longtermstockexchange.com or postal mail to:

Long-Term Stock Exchange, Inc.
101 Greenwich Street
STE 1103
New York, NY 10006

DATA CHECKLIST

Data Agreements and Forms
☐ Data Agreement (pg. 2–11)
☐ Exchange Data Request Form and System Description (pg. 12–15)
☐ List of Affiliates (required for firms that distribute data to affiliates) (pg. 16)
☐ Service Facilitator List (required for firms that use a service facilitator to disseminate LTSE data) (pg. 17–18)
Data Subscriber Agreements
☐ Data Subscriber Agreement (required for firms that distribute data externally) (pg. 1–5)
Connectivity Agreements and Forms
☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 2–7)
☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 8)

Note: All agreements and forms sent to the Exchange will be reviewed for completeness. User is required to notify LTSE of any information/documentation submitted as part of this connectivity process that becomes inaccurate or incomplete following submission. All agreements and forms are deemed confidential by LTSE and are handled in a secure environment. Agreements or forms may, however, be shared with other self-regulatory organizations (e.g., the Financial Industry Regulatory Authority, Inc.) or law enforcement officials, as necessary, to evaluate and process the documents.

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DATA AGREEMENT

This Long-Term Stock Exchange, Inc. ("LTSE" or the "Exchange") Data Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between LTSE, as operator of the Exchange, and Data Recipient, as defined below (each a "Party" and, together, the "Parties").

1. **Definitions**. The following terms, when used in this Agreement, shall have the meanings set forth below: "Act" shall mean the Securities Exchange Act of 1934, as amended.

"Additional Agreements" shall mean the User Agreement, LTSE Data Request Form and System Description, Fee Schedule, and/or any additional terms and conditions, policies or agreements entered into in writing by Data Recipient with LTSE or any of its subsidiaries or affiliates relating to the subject matter hereof.

"Agreement" shall mean this Long-Term Stock Exchange, Inc. Data Agreement, including any attachments or documents referenced or incorporated herein, as may be amended, modified, or supplemented from time to time. "LTSE" shall mean, collectively, Long-Term Stock Exchange, Inc., a Delaware corporation, with its principal offices at 101 Greenwich Street, STE 1103, New York, NY 10006, and its subsidiaries and affiliates.

"Claims and Losses" shall mean any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, costs, judgments, settlements and expenses of any nature, whether incurred by or issued against an indemnified party or a third-party, including, without limitation, (a) indirect, special, punitive, consequential or incidental loss or damage, and (b) reasonable administrative costs, investigatory costs, litigation costs and auditors' and attorneys' fees and expenses (including in-house personnel).

"Connectivity Fees" shall mean fees charged specifically for connecting to the Exchange in order to receive Exchange Data.

"Data Feed Subscriber" shall mean any Data User outside of Data Recipient that (a) receives Exchange Data from Data Recipient, and (b) for which Data Recipient cannot substantially control Exchange Data for the purpose of reporting usage or qualification.

"Data Fees" shall mean fees charged in connection with the use or redistribution of Exchange Data.

"Data Recipient" shall mean the data recipient referenced below and its affiliates, as identified in writing to LTSE. The term "Data Recipient" includes (a) any Person that receives and uses Exchange Data for internal purposes only, and (b) any Person that receives and distributes Exchange Data, in each case pursuant to and in accordance with the terms and conditions of this Agreement and Exchange Requirements.

"Data Recipient Account Agreement" shall mean an agreement with an External Subscriber that (a) governs the accounts held by the External Subscriber with Data Recipient through which the External Subscriber is entitled to access Exchange Data, including any limitations on an External Subscriber's right to redistribute Exchange Data, and (b) protects LTSE and the LTSE Indemnified Parties to the same extent as if Data Recipient had presented and the External Subscriber had signed a Subscriber Agreement as per the applicable Exchange Requirements.

"Data Recipient Indemnified Parties" shall mean, collectively, Data Recipient and its subsidiaries, affiliates and its and their respective owners, officers, directors, employees, and agents.

"Data Recipient Invoiced Subscribers" shall mean any Data User that, per LTSE's decision, are charged or assessed by Data Recipient for Exchange Data.

"Data User" shall mean any Person that receives Exchange Data from Data Recipient.

"Exchange" shall mean Long-Term Stock Exchange, Inc. and any other market subsidiary hereinafter created or acquired by LTSE and operated by LTSE or a subsidiary of LTSE.

"Exchange Data" shall mean certain data and other information disseminated relating to securities or other financial instruments, products, vehicles, or devices; or relating to Persons regulated by LTSE or to activities of LTSE, or gathered by LTSE from other sources, in each case sourced by LTSE within the U.S.

"Exchange Requirements" shall mean (a) the rules, regulations, interpretations, decisions, opinions, orders and other requirements of the U.S. Securities Exchange Commission (the "SEC") or other regulatory authorities, as may be applicable; (b) the rules and regulations, disciplinary decisions and rule interpretations applicable to the Exchange; (c) the Exchange's decisions, policies, interpretations, user guides, operating procedures, specifications (including without limitation the LTSE specifications), requirements and other documentation that is regulatory or technical in nature published on LTSE's website; and (d) all other applicable laws, statutes, rules, regulations, orders, decisions, interpretations, opinions, and other requirements.

"External Subscriber" shall mean any Data User not affiliated with Data Recipient that receives Exchange Data where Data Recipient can substantially control Exchange Data for the purpose of reporting usage or qualification.

"LTSE Indemnified Parties" shall mean, collectively, LTSE and its subsidiaries, affiliates, and its and their respective owners, officers, directors, employees, and agents.

"LTSE Invoiced Subscribers" shall mean any Data User that LTSE chooses to invoice directly, as distinguished from Data Recipient Invoiced Subscribers.

"LTSE Specifications" shall mean the written specifications, as may be amended, modified, or supplemented from time to time, for the System with which Data Recipient's system must comply.

"Internal Subscriber" shall mean any Data User affiliated with Data Recipient that receives Exchange Data where Data Recipient can substantially control Exchange Data for the purpose of reporting usage or qualification.

"Person" shall mean any individual, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, or other entity.

"Redistributor" shall mean another distributor from which Data Recipient receives Exchange Data and for which such distributor cannot substantially control the Exchange Data received by Data Recipient for purposes of reporting usage and qualification.

"Service Facilitator" shall mean a Person receiving Exchange Data from Data Recipient for the sole purpose of facilitating dissemination of Exchange Data through Data Recipient's service in accordance with the terms and conditions of this Agreement.

"Subscriber Agreement" shall mean any agreement that LTSE may require Data Recipient to obtain from an External Subscriber prior to Data Recipient providing such External Subscriber with Exchange Data.

"System" shall mean the system LTSE has developed for creation and/or dissemination of Exchange Data.

"System Description" shall mean the LTSE Data Request Form and System Description, as applicable, and any other description of Data Recipient's system for receiving, transmitting and disseminating Exchange Data that is provided to and approved by LTSE.

"User Agreement" shall mean an agreement by and between Data Recipient and the Exchange, pursuant to which Data Recipient has the right to access the Exchange to, among other things, enter orders on the Exchange, receive status updates on orders, cancel orders, and execute trades against orders on the Exchange limit order book, as such agreement may be amended, modified, or supplemented from time to time.

2. **Exchange Users**. All rights under this Agreement granted to any Data Recipient that is also party to a User Agreement are granted subject to the terms and conditions of this Agreement and are in addition to the rights granted to Data Recipient under the User Agreement.

If Data Recipient is a member of the Exchange, then Data Recipient expressly acknowledges and agrees that (a) this Agreement does not limit or reduce in any way Data Recipient's obligations and responsibilities as a member of the Exchange; (b) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by LTSE to enforce compliance with, or impose sanctions for violations of, applicable Exchange Requirements; and (c) the nonpayment of amounts due under this Agreement could result in the suspension or cancellation of Data Recipient's membership on the Exchange in accordance with applicable Exchange Requirements.

3. **Other Recipients**. If Data Recipient has not entered into a User Agreement with the Exchange, by signing this Agreement, Data Recipient has the right to access the Exchange to receive data feeds from the Exchange for internal purposes and for the distribution of, or otherwise enabling access (directly or indirectly) to, Exchange Data, as described in Data Recipient's System Description and approved by LTSE and not for any purpose inconsistent with the terms of this Agreement.

4. **Use of Exchange Data**. LTSE hereby grants to Data Recipient a worldwide, non-exclusive, non-transferable license to:

(a) copy, store, process, commingle, and use any Exchange Data received (i) directly from the Exchange; (ii) through an approved LTSE extranet; (iii) through an authorized data feed provider (i.e., a Redistributor); or (iv) otherwise; and

(b) distribute Exchange Data in any form by means of any current or future product or service of the Data Recipient in any media, in accordance with the terms of this Agreement and Exchange Requirements, as available on LTSE's website and as may be amended, modified, or supplemented from time to time. Data Recipient shall ensure that the Exchange Data is clearly attributed as originating from the Exchange.

Furthermore, Data Recipient represents and warrants that the detailed description of its system for receiving, transmitting and disseminating Exchange Data, as described in its System Description, including, but not limited to, the data processing equipment, software and communications facilities related thereto, is true, complete and not misleading, and that Data Recipient and Data User are authorized to receive and use the Exchange Data only for the purposes set forth in this Agreement and applicable Exchange rules and Exchange Requirements. Any use of the Exchange Data by Data Recipient and Data User, including, but not limited to, distribution or reprocessing, unless expressly described in Data Recipient's System Description and approved by LTSE, is prohibited. Data Recipient acknowledges and represents that it shall not use the Exchange Data at any time in contravention of the Exchange Requirements, including, and without limitation, the restriction on the display of information as set forth in Section 603(c) of Regulation NMS.

Should Data Recipient intend to make any material change to its System Description or in Data Recipient's use of the Exchange Data (including, but not limited to, redistribution and reproduction) in any manner not then described in Data Recipient's System Description, Data Recipient may only do so with LTSE's prior written approval of Data Recipient's revised System Description and subject to payment of applicable fees. LTSE shall promptly and in good faith approve or disapprove proposed modifications to Data Recipient's System Description. Data Recipient acknowledges and agrees that it acts at its own risk in developing any modification to its service and/or systems prior to receiving approval from LTSE in accordance with this Section 4. Data Recipient is not required to notify LTSE of non-material changes to its System Description.

5. **Record Retention by Data Recipient**. Data Recipient shall maintain complete and accurate records relating to the receipt of Exchange Data in accordance with the Exchange Requirements and other such information as LTSE from time to time may reasonably request in writing.

6. **Reporting**. Data Recipient shall comply with the requirements of LTSE as to usage reporting as LTSE requires from time to time in writing. Unless otherwise provided by LTSE, Data Recipient shall use reasonable efforts to provide such reporting within fifteen (15) days of the end of the applicable reporting period set forth by LTSE but LTSE shall not consider such reporting to be late until forty-five (45) days after the due date.

7. **Proprietary Nature of Exchange Data**. LTSE represents that Exchange Data and the System constitute valuable proprietary information and rights of LTSE. Data Recipient expressly acknowledges and agrees that, as between LTSE and Data Recipient, LTSE has the exclusive proprietary rights in and to the System and Exchange Data that (a) originates on or relates to trading on any of LTSE's markets; (b) relates to activities that are regulated or operated by one or more of LTSE's markets; (c) LTSE derives from Exchange Data that originates on or relates to any of LTSE's markets; and (d) is a compilation or other rights in information and data that LTSE gathers from other sources pursuant to separate agreements with those sources. The System and all Exchange Data, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between LTSE and Data Recipient, be and remain the sole and exclusive property of LTSE. Data Recipient shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance and full enjoyment by LTSE, its licensees, transferees and assignees, of the proprietary rights of LTSE in Exchange Data and the System. Data Recipient acknowledges and agrees that third-party information providers who provide information, goods and services to LTSE in connection with the creation of Exchange Data have exclusive rights in their respective information and data. LTSE makes no proprietary claim to any information derived from Exchange Data by Data Recipient.

8. **Right to Deny Distribution**. LTSE retains the right to direct Data Recipient to terminate any external distribution of Exchange Data for any reason or no reason, in which event LTSE shall notify Data Recipient and Data Recipient shall cease retransmitting Exchange Data as soon as commercially practicable.

9. **Use of Name**. LTSE shall not: (a) advertise, publicly announce or otherwise state that it is providing services to Data Recipient or its affiliates; or (b) use the name of Data Recipient or any affiliate thereof in any advertising or promotional materials, including but not limited to, any published list of data recipients or other clients in its website displays, without the prior written consent of Data Recipient.

10. **Right to Audit**. During the term of this Agreement and for a period twelve (12) months thereafter, Data Recipient shall make its premises available to LTSE or its appointed agent for physical inspection of Data Recipient's use of Exchange Data (including review of any records regarding the use of, or redistribution of, the Exchange Data and locations where the Exchange Data is being received), during normal business hours, upon reasonable advance notice, to verify the accuracy of reports in accordance with Exchange Requirements and to ensure that the type and amount of fees, if any, calculated or stated to be payable to LTSE are complete and accurate. While on Data Recipient's premises, LTSE or its appointed designee shall comply with Data Recipient's written standard security policies and procedures to the extent made known by Data Recipient to LTSE or its appointed designee. In no event will LTSE or its appointed agent audit Data Recipient more than once in any twelve (12) month period, unless necessary due to a reasonable suspicion of non-compliance with any material provision of this Agreement. Data Recipient shall comply promptly with any reasonable request from LTSE for information regarding Data Recipient's receipts, usage, processing, display, and redistribution of Exchange Data. The costs of such audit shall be borne by LTSE unless such audit reveals an underpayment by Data Recipient of 10% or more, or a material breach of the rights or licenses granted to Data Recipient under this Agreement; in such case, Data Recipient shall reimburse LTSE for its costs and expenses in conducting the audit, to the extent that such costs and expenses are commensurate with industry standards.

11. **Qualification Requirements; Data Recipient Indemnification**. Except as otherwise set forth in this Agreement, Data Recipient shall only furnish, or cause or permit to be furnished, all or any part of Exchange Data to a Data User who, at the time of receipt thereof, is of a type qualified (as set forth in applicable Exchange Requirements) to receive Exchange Data from Data Recipient. Data Recipient agrees that LTSE may have different qualification requirements for different Data Users.

Data Recipient may have an obligation to obtain an executed Data Subscriber Agreement from External Subscribers or cause Data Feed Subscribers to execute a Data Agreement with LTSE. Data Recipient shall have no obligation to obtain an executed Data Subscriber Agreement from External Subscribers if Data Recipient represents and warrants that it has, or will have in place before distributing Exchange Data to any External Subscriber, a legally valid and enforceable Data Recipient Account Agreement with such External Subscriber.

Data Recipient may use a Service Facilitator to facilitate the dissemination of Exchange Data in Data Recipient's service, provided that Data Recipient has a legally valid and enforceable contract with such Service Facilitator, prior to distributing any Exchange Data to any Service Facilitator, that: (a) includes all limitations on the Service Facilitator's right to redistribute Exchange Data; and (b) protects LTSE and the LTSE Indemnified Parties to the same extent as if the Service Facilitator had signed a Data Agreement with LTSE directly.

Data Recipient shall indemnify LTSE, all LTSE Indemnified Parties, and any third-parties that provide information, goods, and services to LTSE in connection with the creation of Exchange Data against any assertion of claims or losses relating against the LTSE Indemnified Parties made by an External Subscriber who receives Exchange Data from Data Recipient (or any Person relying upon Exchange Data received by such a Data User) arising from Data Recipient's election to distribute Exchange Data to such External Subscriber pursuant to this Section 11 rather than presenting the Data Subscriber Agreement to such Persons. In terms of recordkeeping and retention, Data Recipient Account Agreements shall be subject to applicable Exchange Requirements. In the event of a dispute with Data User(s) relating to Exchange Data, Data Recipient agrees to provide LTSE with copies of the relevant portions of the Data Recipient Account Agreements. In the text of a Data Subscriber Agreement, Data Recipient may be referenced as "Vendor".

If any Data User fails to comply with any of the terms or conditions of this Agreement applicable to Data Users, its agreement with Data Recipient for Exchange Data, or any other agreement between Data User and LTSE (including the Additional Agreements), or has made any representation in any such agreement which was or has become untrue, then Data Recipient shall, within five (5) business days after receipt of notice from LTSE of such failure or untruth, cease providing Exchange Data to such Data User and shall, within ten (10) business days following the receipt of such notice, confirm such cessation by notice to LTSE. Data Recipient shall be solely responsible for the acts and omissions of Internal Subscribers. If a Data User is to be terminated under this provision, then LTSE will request all Data Recipients to cease providing Exchange Data to such Data User.

12. **Modifications; Fees**. Data Recipient acknowledges and agrees that nothing in this Agreement constitutes an undertaking by LTSE: (a) to continue Exchange Data, the System, or any aspect of either, in the present form or configuration or under the current LTSE Specifications; or (b) to use existing communications facilities. LTSE, in its sole discretion, may make modifications, additions, and/or deletions: (i) to Exchange Data, the System, or any aspect of either; (ii) to the LTSE Specifications; (iii) to its communications facilities; or (iv) to LTSE's decisions, policies, operating procedures, requirements, and other documentation (including, but not limited to, specifications, user guides and the Additional Agreements). LTSE will use commercially reasonable efforts to provide Data Recipient with at least sixty (60) days' notice of any material modification, addition, or deletion, except to the extent a shorter period is: (x) required due to any situation that necessitates modifications, additions, or deletions on an accelerated basis or otherwise precludes such advance notice, or (y) required pursuant to an order of a court, an arbitrator, or a regulatory agency.

Data Recipient agrees to make timely payment of Connectivity Fees and Data Fees, as well as any applicable late fees for the failure to make payment within the required time period. The amount of applicable Connectivity Fees and Data Fees shall be set forth in Exchange rules or posted on LTSE's website. Connectivity Fees and Data Fees are payable within thirty (30) days of the invoice date. Data Recipient will be solely responsible for any and all other telecommunications costs and all other expenses incurred in connecting to and maintaining its connection to the Exchange. Failure to make payments within thirty (30) days from the invoice date may result in suspension or termination of distribution of Exchange Data by LTSE to Data Recipient. Data Recipient agrees to pay LTSE a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute.

Subject to the Act, LTSE reserves the right to change its fee schedule, including Connectivity Fees and Data Fees applicable to Data Recipient. LTSE will use commercially reasonable efforts to provide advance notice to Data Recipient (delivered via email and posted to LTSE's website) of any changes to Connectivity Fees. LTSE will use commercially reasonable efforts to provide at least sixty (60) days advance notice to Data Recipient (delivered via email and posted to LTSE's website) of any changes to Data Fees; provided, however, that such notice shall be not less than thirty (30) days prior to the effectiveness of the change. Receipt or use of Exchange Data after the applicable notice period for any modification, addition, or deletion shall constitute acceptance of Exchange Data, Connectivity Fees, Data Fees, the System, the LTSE Specifications, or other decisions, policies, operating procedures, requirements, and other documentation as so changed.

All Data Users shall be either Data Recipient Invoiced Subscribers or LTSE Invoiced Subscribers. Data Recipient is not required to actually invoice Data Recipient Invoiced Subscribers, but, in any event, Data Recipient shall be responsible for the charges associated with the Data Recipient Invoiced Subscribers. Data Recipient shall bear all risk of non-payment by Data Recipient Invoiced Subscribers or by Data Users for whom Data Recipient is responsible for the charges. LTSE will bear the risk of non-payment by LTSE Invoiced Subscribers. Data Recipient shall reasonably cooperate with LTSE in any lawful efforts by LTSE to collect unpaid charges due LTSE from current or former LTSE Invoiced Subscribers. Data Recipient may choose to pay LTSE any charges due on behalf of any Data User. Upon Data Recipient's payment to LTSE on behalf of any Data User of any charges due hereunder, Data Recipient shall be subrogated to any and all rights of LTSE to recover such charges.

In addition, for Data Recipient Invoiced Subscribers, Data Recipient shall pay any taxes, charges or assessments (other than taxes imposed on the net income of LTSE) by any foreign or domestic national, state, provincial or local government bodies, or subdivisions thereof relating to the provision of Exchange Data pursuant to this Agreement, and any related penalties or interest. In addition, if Data Recipient or any Data Recipient Invoiced Subscriber is required by applicable law to deduct or withhold any such tax, charge or assessment from the amounts due LTSE, then such amounts due shall be increased so that the net amount actually received by LTSE after the deduction or withholding of any such tax, charge or assessment, will equal one hundred percent (100%) of the charges that are owed.

13. **Term and Termination**. This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated either by Data Recipient on not less than thirty (30) days' written notice to LTSE or by LTSE on not less than sixty (60) days' written notice to Data Recipient. Notwithstanding the foregoing, this Agreement may be terminated immediately upon written notice by LTSE in the event that: (a) Data Recipient is not permitted or not able to receive, or LTSE is prevented from disseminating Exchange Data, or any part thereof; (b) any representation, warranty or certification made by Data Recipient in this Agreement or in any other document furnished by Data Recipient is, as of the time made or furnished, materially false or misleading; (c) Data Recipient proceeds with a proposed action which would result in a default of its obligations or covenants under this Agreement or in a breach of any representation, warranty or certification, which is material to LTSE for regulatory, commercial or other reasons, made by Data Recipient in connection herewith, after LTSE has notified Data Recipient in writing that such proposed action would constitute a default or breach hereunder; or (d) LTSE, in its sole reasonable discretion, determines that any failure on the part of Data Recipient to comply with this Agreement has or is likely to have a materially adverse impact on the operation or performance of the System, Exchange Data or any Exchange, or likely to cause disproportionate harm to LTSE's interests should termination be delayed. The following Sections will survive the termination or expiration of this Agreement for any reason: 1, 6, 7, 9, 10, 11, 12, 13, 14, 15, 16, 17, 20, 22, 23, 24, and 26. Any terms and conditions of the Additional Agreements incorporated herein by reference, which by their terms are stated to survive the termination or expiration of such Additional Agreements shall survive the termination or expiration of this Agreement.

14. Confidentiality. Under this Agreement, LTSE (and any LTSE designee conducting an audit pursuant to this Agreement) shall keep confidential Data Recipient's System Description and Data Recipient's records, reports and payments that LTSE or its designee has reviewed or audited, and any other Data Recipient information or material reasonably considered to be of a confidential nature (whether or not designated as such), as well as any and all information received in connection with this Agreement, including but not limited to, business, financial, operational, product, service and other information. Data Recipient acknowledges that it may also obtain confidential information, data, or techniques of LTSE (whether or not designated as such). All such confidential information, whether written or oral, shall be deemed confidential upon disclosure to the recipient. Except as otherwise set forth herein, the recipient shall use such confidential information solely for use consistent with the purposes of this Agreement; shall hold such confidential information in confidence; and shall not use, disclose, copy, or publish any such confidential information without the prior written approval of the disclosing Party. The recipient shall take reasonable security precautions, including at least as great as the precautions it takes to protect its own confidential information, but no less than reasonable care, to keep confidential the confidential information of the disclosing Party. The recipient shall notify the disclosing Party immediately upon discovery of any unauthorized use or disclosure of confidential information, and will cooperate with disclosing Party in every reasonable way to help disclosing Party regain possession of the confidential information and prevent its further unauthorized use or disclosure. The parties acknowledge that monetary damages may not be a sufficient remedy for unauthorized disclosure of confidential information, and that disclosing Party shall be entitled, without waiving any other rights or remedies, to such injunctive or equitable relief as may be deemed proper by a court of competent jurisdiction.

Notwithstanding anything herein to the contrary, LTSE or Data Recipient may disclose confidential information to the extent: (a) demanded by a court, arbitrator or government agency with regulatory jurisdiction over one or more of LTSE's markets or over Data Recipient or any judicial or government order; (b) necessary to fulfill any LTSE or Data Recipient regulatory responsibility, including any responsibility over members and associated Persons under the Act; or (c) necessary for LTSE or Data Recipient and their respective employees, directors, and other agents to use such confidential information consistent with the purposes of this Agreement. If a Party is required to disclose information pursuant to clauses (a) and (b) immediately above, such Party shall notify the disclosing Party in writing, to the extent permitted by law or regulation, of such requirement prior to disclosing such information and provide the original disclosing Party, at its expense, with an adequate opportunity to obtain a protective order or other reliable assurance that confidential treatment will be accorded to the confidential information. The duties in this Section 14 do not apply to data, information or techniques that: (i) were lawfully in a Party's possession prior to the date of this Agreement, provided the source of that information was not known by recipient to be bound by a confidentiality agreement with or other continual, legal or fiduciary obligation of confidentiality to disclosing Party; (ii) is now, or hereafter becomes, through no act or failure to act on the part of recipient, generally known to the public; (iii) is rightfully obtained by recipient from a third-party so long as the Party does not know that the third-party has breached any obligation not to reveal such data, information, or techniques; or (iv) can be demonstrated was independently developed by recipient without use or reference to the confidential information. All confidential information is and shall remain the property of the disclosing Party. By disclosing confidential information to recipient, disclosing Party does not grant any express or implied right to recipient to or under any patents, copyrights, trademarks, or trade secret information.

LTSE shall not disclose its audit findings to any third-parties (other than to its directors and independent consultants or subcontractors who are subject to confidentiality obligations or as otherwise set forth herein) and all information learned in connection with an audit shall constitute Data Recipient's confidential information. Notwithstanding the foregoing, nothing herein shall prevent LTSE from using the audit findings to the extent the findings are used in the aggregate with other information and such aggregation does not (a) specifically identify Data Recipient, or (b) create a context where Data Recipient's identity may be reasonably inferred.

15. **LIMITATION OF LIABILITY; DISCLAIMER OF WARRANTIES**. Absent fraud or willful misconduct by LTSE, or a claim arising out of LTSE's indemnification or confidentiality obligations set forth herein, LTSE, its officers, directors, shareholders, employees, agents and consultants shall not be liable to Data Recipient or its affiliates, or to any Data User or its affiliates, for any inaccurate or incomplete Exchange Data received from LTSE or from a Redistributor, any delays, interruptions, errors, or omissions in the furnishing thereof, or any direct, indirect or consequential damages arising from or occasioned by said inaccuracies, delays, interruptions, errors or omissions. DATA RECIPIENT EXPRESSLY ACKNOWLEDGES THAT EXCHANGE DATA AND ANY AND ALL MATERIAL RELATED TO EXCHANGE DATA, INCLUDING, BUT NOT LIMITED TO, THE SYSTEM AND LTSE SPECIFICATIONS, ARE BEING PROVIDED "AS IS." DATA RECIPIENT EXPRESSLY ACKNOWLEDGES THAT LTSE DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO EXCHANGE DATA, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY OR FITNESS FOR A PARTICULAR PURPOSE. ABSENT A CLAIM ARISING OUT OF LTSE'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL LTSE, OR ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR CONSULTANTS BE LIABLE TO DATA RECIPIENT, OR TO ANY RECIPIENT OF EXCHANGE DATA REDISTRIBUTED BY DATA RECIPIENT, FOR INDIRECT, CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES OF ANY NATURE, INCLUDING BUT NOT LIMITED TO, LOSS OF OR DAMAGE TO DATA, LOSS OF BUSINESS OR LOST PROFITS, ARISING FROM ANY CAUSE WHATSOEVER, EVEN IF LTSE HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. ABSENT A CLAIM ARISING OUT OF DATA RECIPIENT'S INDEMNIFICATION OR CONFIDENTIALITY OBLIGATIONS SET FORTH HEREIN, DATA RECIPIENT, ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND CONSULTANTS SHALL NOT BE LIABLE FOR INDIRECT, CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES OF ANY NATURE ARISING FROM ANY CAUSE WHATSOEVER, EVEN IF DATA RECIPIENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

16. **Indemnification by Data Recipient**. Absent fraud or willful misconduct by LTSE or a claim arising out of LTSE's indemnification or confidentiality obligations set forth herein, Data Recipient and its affiliates agree to indemnify and hold harmless LTSE Indemnified Parties from and against any and all Claims and Losses imposed on or asserted against LTSE Indemnified Parties by a third-party resulting from, in connection with, or arising out of (a) any failure of Data User to comply with the terms and conditions of any LTSE required agreement for Exchange Data if Data Recipient has failed to notify LTSE in writing of such non-compliance within ten (10) days after Data Recipient knows of such non-compliance (unless such Data User is a party to a Data Agreement); (b) any assertion of Claims and Losses relating to this Agreement against any LTSE Indemnified Party made by any Data User (or any third-party relying upon Exchange Data received by such Data User, unless such Data User is party to a Data Agreement); (c) the receipt, use, or redistribution of Exchange Data in breach hereof by Data Recipient or its affiliates; and (d) any failure by Data Recipient or its affiliates to comply with its obligations under this Agreement; provided that: (i) LTSE promptly notifies Data Recipient in writing of any claim, action, or allegation; however, failure to promptly notify Data Recipient of a claim shall not relieve Data Recipient of its indemnification obligations hereunder except to the extent that such failure prejudices the rights of Data Recipient; (ii) Data Recipient shall have sole control of the settlement and defense of any action to which this indemnity relates, but, upon LTSE's request, shall inform LTSE of the status of any proceedings or negotiations; and (iii) LTSE reasonably cooperates to facilitate such defense. Data Recipient, in defending any such claim, action or allegation, except with the written consent of LTSE Indemnified Parties, shall not consent to entry of any judgment or enter into any settlement which (a) does not include, as an unconditional term, the grant by the claimant to the LTSE Indemnified Parties of a release of all liabilities in respect to such claim, action, or allegation, and (b) subjects LTSE Indemnified Parties to any obligation in addition to those set forth herein.

17. **Indemnification by LTSE**. LTSE agrees to indemnify, defend, and hold harmless Data Recipient Indemnified Parties from and against all Claims and Losses imposed on or asserted against a Data Recipient Indemnified Party by a third-party resulting from, in connection with, or arising out of a claim that Exchange Data, or Data Recipient's use thereof, or the System infringes any copyright, patent, trademark, trade secret, or other intellectual property right; provided that: (a) Data Recipient promptly notifies LTSE in writing of any claim, action, or allegation; however, failure to promptly notify LTSE of a claim shall not relieve LTSE of its indemnification obligations hereunder except to the extent that such failure prejudices the rights of LTSE; (b) LTSE shall have sole control of the settlement and defense of any action to which this indemnity relates, but, upon Data Recipient's request, shall inform Data Recipient of the status of any proceedings or negotiations; and (c) Data Recipient reasonably cooperates to facilitate such defense. LTSE, in defending any such claim, action or allegation, except with the written consent of Data Recipient Indemnified Parties, shall not consent to entry of any judgment or enter into any settlement which (a) does not include, as an unconditional term, the grant by the claimant to the Data Recipient Indemnified Parties of a release of all liabilities in respect to such claim, action, or allegation, and (b) subjects Data Recipient Indemnified Parties to any obligation in addition to those set forth herein.

LTSE shall not have the obligation to indemnify, defend, and hold harmless Data Recipient's Indemnified Parties for any and all Claims and Losses imposed on, incurred by or asserted against a Data Recipient Indemnified Party as a result of any allegation of infringement or misappropriation if the System, Exchange Data, or any LTSE Specifications have not been used in accordance with this Agreement which resulted in such infringement or misappropriation, or if Data Recipient uses the System, Exchange Data, or any LTSE Specifications after LTSE notifies Data Recipient of a potential or actual infringement claim or to the extent it is based on use of a superseded version of the System, Exchange Data, or any LTSE Specifications if such infringement or misappropriation would have been avoided by use of the current version of the System, Exchange Data, or LTSE Specifications, or if the infringement or misappropriation claim, action, or allegation is the result of the combination, operation, or use of the System furnished timely to Data Recipient by LTSE, Exchange Data, or any LTSE Specifications with hardware, software, or materials if such infringement or misappropriation would have been avoided by the use of the System, Exchange Data, or any LTSE Specifications without such hardware, software, or materials.

In the event of a claim, action, or allegation of infringement or misappropriation or if, in LTSE's reasonable opinion, such a claim, action, or allegation is likely to occur, or if the use of the System, Exchange Data, or any LTSE Specifications is enjoined because of infringement or misappropriation, LTSE may, at its sole option and expense, (i) procure for Data Recipient the right to continue using the System, Exchange Data, or any LTSE Specifications; (ii) replace or modify the System, Exchange Data, or any LTSE Specifications to be non-infringing, and require the return of the potentially infringing or misappropriating items, if applicable, without liability to Data Recipient or any other third-party; or (iii) terminate this Agreement immediately without liability to Data Recipient (other than indemnification by LTSE in accordance with this Section) or any third-party.

This Section sets forth the entire liability of LTSE and the exclusive remedy of Data Recipient for the infringement or misappropriation of intellectual property by LTSE.

18. Assignment. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. Data Recipient may not assign this Agreement without the prior written consent of LTSE; provided, however, that LTSE shall not unreasonably withhold such consent. Notwithstanding the foregoing, Data Recipient may assign this Agreement to (a) an affiliate or subsidiary; (b) a successor of Data Recipient, by consolidation, merger, or operation of law; or (c) a purchase of all or substantially all of Data Recipient's assets, in each case without the prior written consent of LTSE, provided that Data Recipient (i) is not currently in breach of this Agreement or delinquent in any fees owed to LTSE hereunder, and (ii) provides prior written notice to LTSE. LTSE may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or an unrelated party upon prior written notice to Data Recipient.

19. Force Majeure. Neither Party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the Party's control; provided, however, that such Party will not have contributed in any way to such event.

20. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement, and such provision shall be construed to be effective and valid to the fullest extent under applicable law.

21. Relationship of the Parties. Nothing herein shall be construed to create a joint venture or partnership between the parties hereto. Neither Party hereto shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other Party or to bind the other Party to any contract, agreement, or undertaking with any third-party.

22. Entire Agreement; Priority Rules; Amendment; Waiver. Notwithstanding anything in this Agreement to the contrary, the terms and conditions of any applicable Additional Agreements entered into by Data Recipient with the Exchange shall be incorporated herein by reference, and, together with this Agreement, shall constitute the complete and entire statement of all conditions and representations of the agreement between LTSE and Data Recipient with respect to its subject matter, and supersedes all prior writings or understandings, including, without limitation, any Data Subscriber Agreement entered into with the Exchange. If there is any conflict or inconsistency between this Agreement and any of the Additional Agreements with respect to the receipt or use of Exchange Data as contemplated herein, the following order of precedence shall apply, to the extent applicable to Data Recipient: (a) the Price List or Fee Schedule; (b) the LTSE Data Request Form and System Description, as applicable; (c) this Agreement; (d) the User Agreement; and (e) any additional terms and conditions, policies, or agreements entered into by Data Recipient with LTSE or any of its subsidiaries or affiliates relating to the subject matter hereof.

Except as may otherwise be set forth in this Agreement, LTSE may alter any term or condition of this Agreement or the Subscriber Agreement on sixty (60) days' prior written notice to Data Recipient, and any receipt or use of Exchange Data after such date is deemed acceptance of the new term or condition. The means of notifying Data Recipient of such new term or condition may include, but not be limited to, emailing such term or condition to Data Recipient or posting such alteration on the LTSE website or a successor site upon written notice to Data Recipient. No failure on the part of LTSE or Data Recipient to exercise, no delay in exercising, and no course of dealing with respect to any right, power, or privilege under the Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.

23. **Governing Law; Venue**. This Agreement will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Agreement.

24. **Affiliates**. Notwithstanding anything to the contrary in this Agreement, any affiliate of the Data Recipient is entitled to exercise the rights of Data Recipient set forth herein on behalf of itself, the Data Recipient, or any other affiliate of the Data Recipient, including, but not limited to, rights to use and distribute Exchange Data to other parties, subject to the terms of this Agreement. If this Agreement will be applicable to an affiliate, Data Recipient must submit a list of any such affiliate(s) to LTSE. By submitting the names of its affiliate(s), Data Recipient agrees that the contact information set forth herein shall be deemed to be the contact information for each affiliate and that DATA RECIPIENT SHALL ASSUME ALL RESPONSIBILITY FOR AND WILL HOLD HARMLESS AND INDEMNIFY LTSE AGAINST ANY ACTION OR INACTION BY AN AFFILIATE AS IF SUCH ACTION OR INACTION WERE THAT OF DATA RECIPIENT, AND DATA RECIPIENT AND ITS AFFILIATE(S) SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ALL ACTIONS AND/OR INACTIONS OF THE OTHER(S). All of the rights and licenses granted to, and all obligations of, Data Recipient under this Agreement will apply to such affiliate(s) to the same extent as applicable to Data Recipient.

For purposes of this Agreement, an "affiliate" of Data Recipient shall include any entity that, from time to time, directly or indirectly controls, is controlled by, or is under common control with Data Recipient. "Control" means the power to direct or cause the direction of the management or policies of another entity, whether through the ownership of voting securities, by contract, or otherwise. The Data Recipient may delegate any of its responsibilities, obligations or duties under or in connection with this Agreement to any affiliate of the Data Recipient or an authorized third-party agent, which may discharge those responsibilities, obligations or duties on behalf of the Data Recipient in accordance with this Agreement.

25. **Headings**. Section headings are included for convenience only and are not to be used to construe or interpret this Agreement. All references contained herein to sections or subsections shall refer to the sections or subsections of this Agreement, unless specific reference is made to the sections or subsections of another document.

26. **Cumulative Remedies**. Except as otherwise limited herein, all rights and remedies provided in this Agreement are cumulative and not exclusive, and the exercise by either Party of any right or remedy does not preclude the exercise of any other rights or remedies that may now or subsequently be available at law, equity, by statute, in any other agreement between the parties (including without limitation the Additional Agreements) or otherwise.

27. **Counterparts**. This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

IN WITNESS WHEREOF the Parties hereto have caused this Data Agreement to be executed by their duly authorized representatives.

Long-Term Stock Exchange, Inc.		______________________ **Data Recipient**	
Signature:	______________________	Signature:	______________________
Printed Name	______________________	Printed Name:	______________________
Title:	______________________	Title:	______________________
Date:	______________________	Date:	______________________

EXCHANGE DATA REQUEST FORM AND SYSTEM DESCRIPTION

☐ Initial Form ☐ Amended Form ☐ Add / Remove Data Feed Subscription

DATA RECIPIENT INFORMATION		
Company Name:		Date:
Address of Principal Office:		
City:	State	Zip:
BILLING ADDRESS		
Address of Billing Office:		
City:	State:	Zip:
APPLICATION CONTACT (questions about the Application will be directed to this contact)		
Name:	Title:	
Phone:	Email:	
BUSINESS CONTACT	BILLING CONTACT	
Name:	Name:	
Title:	Title:	
Email:	Email:	
Phone:	Phone:	
MARKET DATA ADMINISTRATOR	TECHNICAL CONTACT	
Name:	Name:	
Title:	Title:	
Email:	Email:	
Phone:	Phone:	

How will you receive LTSE Data?

☐ Directly from LTSE (complete Connectivity Section A)

☐ Through one or more data Vendors (complete Connectivity Section B)

☐ Both (complete Connectivity Sections A and B)

CONNECTIVITY — Section A

Connectivity Site*:

☐ LTSE Primary: [TBD (Hot/Primary)] ☐ Disaster Recovery: [TBD (Cold / Secondary)]

Type of Access:

☐ Cross-Connect

☐ 3rd Party Extranet (identify which)

IP Address(es) ____________________________________

☐ [TBD]

☐ [TBD]

☐ Other: ______________

If connected via Extranet, you are solely responsible for ensuring you can receive UDP multicast from your Provider.

* If you do not have existing connectivity to LTSE, you must complete, execute, and submit a **Connectivity Services Agreement and Physical Connectivity Order Form**.

CONNECTIVITY – Section B

Please identify all the data Vendors through which you will receive Exchange Data.

DATA FEED SUBSCRIPTION / CHANGE REQUEST

[TBD] ☐ Add	☐ Remove	☐ Effective Date: ____________________________
[TBD] ☐ Add	☐ Remove	☐ Effective Date: ____________________________
Other ☐ Add	☐ Remove	☐ Effective Date: ____________________________

SYSTEM DESCRIPTION

Please provide a complete description of the system that makes use of the Exchange Data, and/or the Entitlement System:

Name / Version of the Data System: ____

Name / Version of the Entitlement System: ____

Will your organization use Exchange Data internally? ☐ Yes ☐ No

Will your organization distribute Exchange Data to Affiliates**? ☐ Yes ☐ No

If yes, please complete the **LTSE List of Affiliates**.

** "**Affiliate**" shall mean any entity that, from time to time, directly or indirectly, controls, is controlled by, or is under common control with such party. "**Control**" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise.

Will your organization distribute Exchange Data externally? ☐ Yes ☐ No

If yes, is the data distribution: ☐ Controlled ☐ Uncontrolled ☐ Both

Please provide information for all Data Users receiving uncontrolled Exchange Data from your organization.

DATA USER		
Company Name:		Date:
Address of Principal Office:		
City:	State	Zip:

BUSINESS CONTACT	TECHNICAL CONTACT
Name:	Name:
Title:	Title:
Email:	Email:
Phone:	Phone:

DATA USER		
Company Name:		Date:
Address of Principal Office:		
City:	State	Zip:

BUSINESS CONTACT	TECHNICAL CONTACT
Name:	Name:
Title:	Title:
Email:	Email:
Phone:	Phone:

DATA USER		
Company Name:		Date:
Address of Principal Office:		
City:	State	Zip:

BUSINESS CONTACT	TECHNICAL CONTACT
Name:	Name:
Title:	Title:
Email:	Email:
Phone:	Phone:

Please attach additional page(s) as needed.

I certify that the information provided within the System Description is accurate.

Signature of Data Recipient Authorized Representative	Title
Printed Name	Date

LIST OF AFFILIATES

This List of Affiliates is for the Long-Term Stock Exchange, Inc. ("LTSE") Data Agreement.

"**Affiliate**" shall mean any entity that, from time to time, directly or indirectly, controls, is controlled by, or is under common control with such party. "**Control**" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise.

By submitting the names of its Affiliate(s), Data Recipient agrees that the contact information set forth herein shall be deemed to be the contact information for each Affiliate, as may be modified by Data Recipient from time to time, and that DATA RECIPIENT SHALL ASSUME ALL RESPONSIBILITY FOR AND WILL HOLD HARMLESS AND INDEMNIFY LONG-TERM STOCK EXCHANGE, INC. AND ITS AFFILIATES AGAINST ANY ACTION OR INACTION BY AN AFFILIATE OF DATA RECIPIENT AS IF SUCH ACTION OR INACTION WERE THAT OF DATA RECIPIENT, AND, DATA RECIPIENT AND ITS AFFILIATE(S) SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ALL ACTIONS AND/OR INACTIONS OF THE OTHER(S).

Data Recipient may regard changes to the table below as accepted by LTSE unless LTSE notifies Data Recipient of an objection within thirty (30) days of receipt of notification of the change.

NAME OF AFFILIATE	REGISTERED ADDRESS

Please attach additional page(s) as needed.

I certify that the information provided on this List of Affiliates is complete and accurate.

____
Data Recipient Name

____
Signature of Data Recipient Authorized Representative

____
Title

____
Printed Name

____
Date

SERVICE FACILITATOR LIST

The Service Facilitator List is for the Long-Term Stock Exchange, Inc. ("LTSE") Data Agreement.

DATA RECIPIENT INFORMATION		
Company Name:		Date:
SERVICE FACILITATOR INFORMATION		
Company Name:		Date:
Address of Receipt of Exchange Data:		
City:	State	Zip:
BUSINESS CONTACT		
Name:	Title:	
Phone:	Email:	
Description of service provided:		
DATA DISTRIBUTION: ☐ Removal ☐ Change		
Will Service Facilitator be responsible for reporting data feed usage on behalf of Data Recipient? ☐ Yes ☐ No		
SERVICE FACILITATOR INFORMATION		
Company Name:		Date:
Address of Receipt of Exchange Data:		
City:	State	Zip:
BUSINESS CONTACT		
Name:	Title:	
Phone:	Email:	
Description of service provided:		
DATA DISTRIBUTION: ☐ Removal ☐ Change		
Will Service Facilitator be responsible for reporting data feed usage on behalf of Data Recipient? ☐ Yes ☐ No		

Please attach additional page(s) as needed. Signature page follows.

I certify that the information provided within the Service Facilitator List is complete and accurate.

Data Recipient Name

Signature of Data Recipient Authorized Representative

Title

Printed Name

Date

Addendum F-12

LTSE Market Maker Application

MARKET MAKER APPLICATION

A Member ("Applicant") applying to become a Market Maker registered with Long-Term Stock Exchange, Inc. ("LTSE" or the "Exchange") must complete this Market Maker Application (the "Application").

To register as a Market Maker of the Exchange, Applicant must execute and deliver all materials listed on the Application Checklist below via email to membership@longtermstockexchange.com or postal mail to:

Long-Term Stock Exchange, Inc.
101 Greenwich Street
STE 1103
New York, NY 10006

APPLICATION CHECKLIST

Market Maker Application
☐ Market Maker Registration Application (pg. 2 – 4) ☐ Application to Aggregate Activity of Affiliated Members (if aggregating the activity of affiliated Members) (pg. 5 – 6)

Note: All application materials (collectively, the "Application") sent to the Exchange will be reviewed for completeness. Applicant is required to notify LTSE of any information/documentation submitted as part of this application process that becomes inaccurate or incomplete following submission. All Applications are deemed confidential by LTSE and are handled in a secure environment. Applications may, however, be shared with self-regulatory organizations (e.g., FINRA) or law enforcement officials, as necessary, to evaluate and process the Application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 11.150.

If you have questions on completing the Application Checklist, you may direct them to membership@longtermstockexchange.com or (646) 956-5873. In addition, please refer to the Exchange's website at https://longtermstockexchange.com/ for additional information regarding the process.

MARKET MAKER REGISTRATION APPLICATION

General Information		
Firm:		CRD#
Name of Member:		Primary MPID[1]
Address of Principal Office:		
City:	State:	Zip:
Application Contact		
Name:		Title:
Phone		Email
Securities		
Estimate the number of securities in which the Applicant intends to become registered as a Market Maker.		
Other Affiliations		
Is the Applicant a dealer/specialist or Market Maker on a registered national securities exchange or association? Yes ☐ No ☐ If yes, please provide a list of the other registered national securities exchange(s) or association(s) on which the Applicant is a dealer/specialist or Market Maker:		
Net Capital		
Excess Net Capital Amount: _________________ As of Date: _________________		
☐ Most recent Quarterly FOCUS Report enclosed		

[1] All MPIDs registered under the same CRD number as the Primary MPID will be considered supplementary MPIDs for purposes of fulfilling market making obligations.

Market Maker Authorized Traders
To be eligible for registration as an Authorized Trader (AT), as defined in LTSE Exchange Rule 11.140, a person must successfully complete the General Securities Representative Examination (Series 7 or equivalent foreign examination module approved by the Exchange) or the Proprietary Traders Qualification Examination (Series 56). Market Makers must maintain a current list of ATs who are permitted to enter orders on behalf of the Market Maker, pursuant to LTSE Exchange Rule 11.140.

Name:	CRD:
Series 7 Qualification Yes ☐ No ☐	
Series 56 Qualification Yes ☐ No ☐	

Name:	CRD:
Series 7 Qualification Yes ☐ No ☐	
Series 56 Qualification Yes ☐ No ☐	

Name:	CRD:
Series 7 Qualification Yes ☐ No ☐	
Series 56 Qualification Yes ☐ No ☐	

Name:	CRD:
Series 7 Qualification Yes ☐ No ☐	
Series 56 Qualification Yes ☐ No ☐	

Name:	CRD:
Series 7 Qualification Yes ☐ No ☐	
Series 56 Qualification Yes ☐ No ☐	

Name:	CRD:
Series 7 Qualification Yes ☐ No ☐	
Series 56 Qualification Yes ☐ No ☐	

Note: All application materials (collectively, the "Application") sent to the Exchange will be reviewed for completeness. Applicant is required to notify LTSE of any information submitted as part of this application process that becomes inaccurate or incomplete following submission. All Applications are deemed confidential by LTSE and are handled in a secure environment. Applications may, however, be shared with self-regulatory organizations (e.g., FINRA) or law enforcement officials, as necessary, to evaluate and process the Application.

The undersigned attests that the information provided in this application on behalf of the Member is complete and accurate. Furthermore, the undersigned acknowledges that the Member agrees to update the application as necessary, and to abide by all rules of the Exchange, and interpretations thereof, as they currently exist and as they may be added, supplemented and/or amended from time to time.

______________________________ __________________________
Signature of Duly Authorized Representative Date

______________________________ __________________________
Print Name Title

APPLICATION TO AGGREGATE ACTIVITY OF AFFILIATED MEMBERS

For purposes of applying the provisions of LTSE Rule 11.170(a)[2], a Member may request that the Exchange aggregate its activity with such Member's affiliated Members, in accordance with the LTSE Fee Schedule. A Member requesting aggregation of affiliate activity is required to certify to the Exchange the affiliate status of Members whose activity it seeks to aggregate prior to receiving approval for aggregation, and inform the Exchange immediately of any event that causes an entity to cease being an affiliate.

The Exchange shall review available information regarding the entities and reserves the right to request additional information to verify the affiliate status of an entity. The Exchange shall approve a request unless it determines that the certification is not accurate.

Requests for aggregation should be sent via email to regulation@ltse.com or postal mail to:

Long-Term Stock Exchange, Inc.
101 Greenwich Street
STE 1103
New York, NY 10006

General Information		
Date:	☐ Initial Application	☐ Amendment
Full Name of Primary Applicant Member:		
CRD Number:	Primary MPID:	
Affiliated Members		
Provide the following information: List of all affiliated Members, associated CRD Numbers, and associated MPID(s). Failure to provide complete information may result in rejection of this application.		

Members to be Affiliated with Primary Applicant	CRD Number	MPID(s)

[2] If two or more Members become affiliated on or prior to the sixteenth day of a month and submit the required request for aggregation on or prior to the twenty-second day of the month, an approval of the request by the Exchange shall be deemed to be effective as of the first day of that month. If two or more Members become affiliated after the sixteenth day of a month or submit a request for aggregation after the twenty-second day of the month, an approval of the request by the Exchange shall be deemed to be effective as of the first day of the next calendar month.

The Applicant Member, by its duly authorized representative identified below, hereby certifies that the Members listed in this application are affiliates within the meaning of the Exchange's Fee Schedule. The Applicant Member agrees further to provide, upon request, information to verify the affiliate status of the entities listed herein. The Applicant Member shall also provide immediate notice of any event that causes any Member listed herein to cease to be an affiliate of the Applicant Member.

Signature of Duly Authorized Representative Date

Print Name Title